Exhibit 2.2

STOCK PURCHASE AGREEMENT

by and among

GLASS & ASSOCIATES, INC.,

THE SHAREHOLDERS OF

GLASS & ASSOCIATES, INC.

and

HURON CONSULTING GROUP HOLDINGS LLC

and

HURON CONSULTING GROUP INC.

Dated as of January 2, 2007

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(continued)

-ii-

(continued)

-iii-

(continued)

-iv-

Disclosure Memorandum Schedules

Schedule	Description
1.1A	Base Working Capital Amount
1.1B	Permitted Liens
1.1C	Reference Balance Sheet
3.1	Ownership of Shares
3.5	Sellers Required Consents
3.7	Sellers and Company Brokers and Finders
4.1	Foreign Qualifications
4.2(b)	Other Securities and Interests
4.2(c)	Contractual Obligations Relating to Securities
4.3	Subsidiaries
4.6	Company Required Consents
4.7(b)	Undisclosed Liabilities
4.8	Long Term Indebtedness
4.9	Absence of Material Change
4.10	Compliance With Laws
4.11	Permits
4.12	Litigation; Judgments
4.13(a)	Engagements
4.13(b)	Pre-Closing Clients
4.14	Contracts
4.15(b)	Personal Property
4.17(a)	Owned Intellectual Property Rights
4.17(c)	Infringement of Intellectual Property Rights
4.18	Tax Matters
4.19(a)	Company Employees
4.19(c)	Manuals and Handbooks
4.20	Company Benefit Plans
4.21	Insurance
4.22	Affiliate Transactions
5.5	Purchaser Required Consents
6.6(a)(iii)	Allocation Schedule
6.6(g)	Estimated Make-Whole Amount
6.8(b)	Continued Employment and Severance
6.16	Related Party Agreements

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STOCK PURCHASE AGREEMENT

This STOCK PURCHASE AGREEMENT, dated as of January 2, 2007, is by and among Glass & Associates, Inc., a Delaware corporation (the “Company”), the shareholders of the Company reflected on the signature page hereto or pursuant to joinders executed by each of the shareholders listed on the signature pages hereto (collectively, “Sellers”), Huron Consulting Group Holdings LLC, a Delaware limited liability company (“Purchaser”), and Huron Consulting Group Inc., a Delaware corporation (“Guarantor”).

RECITALS

WHEREAS, Sellers own all of the issued and outstanding shares of the capital stock of the Company, which consists of 736 shares of common stock, $.01 par value per share (the “Shares”), of the Company; and

WHEREAS, on the terms and subject to the conditions of this Agreement, Sellers desire to sell, and Purchaser desires to purchase, all of Sellers’ right, title and interest in and to the Shares.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained herein, and for other good and valuable consideration the receipt and sufficiency of which is acknowledged, Sellers and Purchaser hereby agree as follows:

ARTICLE I

DEFINITIONS AND TERMS

1.1 Specific Definitions. As used in this Agreement, the following terms have the following meanings:

“Additional Taxes” means any Taxes incurred by a Seller that would not have been incurred had the Section 338(h)(10) Election not been made with respect to the sale of Shares to Purchaser pursuant to this Agreement.

“Adjustment Statement” has the meaning specified in Section 2.3(b).

“Affiliate” means, with respect to any Person, any Person directly or indirectly controlling, controlled by or under common control with, such Person. For purposes of this definition, “control” (including, with correlative meaning, the terms “controlling,” “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person through the ownership of such Person’s voting securities, by Contract or otherwise.

“Agreement” means this Stock Purchase Agreement, as the same may be amended or supplemented from time to time in accordance with its terms.

“Allocation Schedule” has the meaning specified in Section 6.6(a)(iii).

“Basket” has the meaning specified in Section 10.4(a).

“Base Working Capital Amount” means the amount set forth on Schedule 1.1A.

“Business Day” means any day other than a Saturday, a Sunday or a day on which banks in New York City are authorized or obligated by Law or executive order to close.

“Claim Notice” has the meaning specified in Section 10.3(a).

“Closing” means the closing of the transactions contemplated by this Agreement.

“Closing Date” means the date on which the Closing occurs.

“Code” means the U.S. Internal Revenue Code of 1986, as amended, and any successor Law and the Treasury regulations promulgated thereunder.

“Combined Revenues” means the revenues generated by the Practice and the revenues generated by the Purchaser’s restructuring business on a combined basis for the applicable period as determined on an accrual basis in accordance with GAAP and SEC reporting requirements, excluding revenue derived from the reimbursement of out-of-pocket expenses by clients or customers of the Practice.

“Company” has the meaning specified in the preamble.

“Company Benefit Plans” has the meaning specified in Section 4.20.

“Company Employees” has the meaning specified in Section 4.19(a).

“Company Intellectual Property” means the Intellectual Property Rights owned or used by the Company.

“Company’s 401(k) Plan” means the Glass & Associates, Inc. 401(k) and Profit Sharing Plan.

“Completed Engagements” means all client engagements, whether written or oral, of the Company that have been completed in their entirety prior to the Closing Date.

“Confidentiality Agreement” means the Confidentiality Agreement, dated July 11, 2006, between the Company and Guarantor.

“Consent” means any consent, waiver, approval, authorization, exemption, registration or declaration.

“Contracts” means all oral or written agreements, contracts, leases, purchase and sale orders, arrangements, commitments, understandings, instruments and licenses that are intended or purport to be binding and enforceable, to which the Company is a party or is otherwise bound.

“Counter Notice” has the meaning specified in Section 10.3(c).

“Damages” has the meaning specified in Section 10.1.

“Direct Claim” has the meaning specified in Section 10.3(a).

“Disclosure Memorandum” has the meaning specified in Article III.

“Enforceability Limitations” means limitations on enforcement and other remedies imposed by or arising under or in connection with applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar Laws affecting creditors’ rights generally from time to time in effect or general principles of equity (including concepts of materiality, reasonableness, good faith and fair dealing with respect to those jurisdictions that recognize such concepts).

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“Escrow Agent” means an independent escrow agent mutually acceptable to Sellers and Purchaser.

“Escrow Agreement” means an escrow agreement to be executed and effective as of the Closing Date in the form mutually agreed to by Purchaser and the Company.

“Excluded Liabilities” means all Liabilities of the Company arising from the conduct of the Company prior to the Closing Date, including, (i) all costs and expenses of the Company and Sellers incurred incident to the negotiation and preparation of this Agreement and its performance and compliance with the agreements and conditions hereto, (ii) all Liabilities arising from the performance of the Completed Engagements or the In-Process Engagements prior to the Closing Date, (iii) all Liabilities related to employees or independent contractors of the Company incurred prior to the Closing Date, including Liabilities arising from the termination of employment of any employee of the Company or the improper characterization as an independent contractor, and (iv) all other Liabilities related to the conduct of the Company prior to the Closing Date, except Liabilities (A) which are paid by the Company prior to the Closing, (B) for which an appropriate accrual is reflected in the Financial Statements, the Reference Balance Sheet or the Final Closing Date Balance Sheet or (C) arising in connection with performance under the Contracts from and after the Closing Date.

“Final Closing Date Balance Sheet” has the meaning specified in Section 2.3(b).

“Financial Statements” means (i) the statements of assets, liabilities, and equity – income tax basis of the Company as of December 31, 2005 and 2004, and the related statements or revenue and expenses, and shareholders’ equity – income tax basis for the years then ended, and (ii) the cash basis consolidated balance sheet of the Company as of November 30, 2006 and statement of profit and loss for the eleven months then ended.

“GAAP” means U.S. generally accepted accounting principles as in effect from time to time.

“Governmental Authority” means any federal, state, local or foreign government or other political subdivision thereof or any entity, body, regulatory or administrative authority, agency, commission, court, tribunal or judicial body exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government.

“Guarantor” means Huron Consulting Group Inc., a Delaware corporation.

“In-Process Engagements” means all client engagements of the Company, whether written or oral, that are in process as of the Closing Date.

“Indemnified Party” has the meaning specified in Section 10.3.

“Indemnified Taxes” has the meaning specified in Section 6.6(g)(i).

“Indemnifying Party” has the meaning specified in Section 10.3.

“Independent Accounting Firm” has the meaning specified in Section 2.3(b).

“Initial Purchase Price” has the meaning specified in Section 2.2.

“Instrument” has the meaning specified in Section 11.15(b).

“Intellectual Property Rights” means, collectively, (i) all inventions, improvements, U.S., foreign and international design and utility patents and patent applications (including all reissues, divisions, continuations, continuations-in-part, and extensions of any patent or patent application), industrial designs and applications for registration of industrial designs, including all rights, to the extent permitted by law, to file corresponding applications in any country in the world; (ii) all trade secrets, know-how and confidential or proprietary information, whether patentable or unpatentable, including but not limited to, technologies in development, computer programs and other computer software (including software systems and applications), internet sites, domains, domain names and related software, user interfaces, topographies, source code, object code, algorithms, display screens, layouts, development tools, instructions, templates, evaluation software and hardware, formulae and information, manufacturing, engineering, and other drawings and manuals, recipes, technology, processes, designs, lab journals, notebooks, schematics, data, plans, blue prints, research and development reports, agency agreements, technical information, technical assistance, engineering data, design and engineering specifications, and similar materials recording or evidencing expertise or information, including those related to products under development, and further including any rights as permitted by law to obtain patents thereon in any country in the world; (iii) all trademarks, service marks and trade dress (whether registered, unregistered or existing at common law), internet domain names, business names and trade names, trademark registrations and applications, including the goodwill associated therewith, and copyrights (registered and unregistered); and (iv) all other intellectual property rights of any nature.

“IRS” means the U.S. Internal Revenue Service.

“Judgments” means any judgments, injunctions, orders, decrees, writs, rulings or awards of any court or other judicial authority or any Governmental Authority of competent jurisdiction.

“knowledge” means with respect to Sellers or the Company, the actual knowledge of Sellers, in each case after reasonable inquiry.

“Laws” means any federal, state, local or foreign law, statute, ordinance, rule, regulation, order or decree.

“Liability” means any liability or obligation of any nature, whether known or unknown, accrued, absolute, contingent or otherwise, and whether due or to become due.

“Liens” means all liens, mortgages, easements, charges, security interests, options or other encumbrances.

“Make-Whole Amount” has the meaning specified in Section 6.6(g)(i).

“Managing Directors” means John DiDonato, Sanford Edlein, Dalton Edgecomb and Shaun Martin.

“Material Adverse Effect” means any change, effect or circumstance that, individually or in the aggregate, is reasonably likely to have a material adverse effect on (i) the business, operations, assets, liabilities, results of operations, cash flows, condition (financial or otherwise) of the Company, taken as a whole, or (ii) Sellers’ ability to consummate the transaction contemplated hereby other than any material adverse effect (i) resulting from changes in the United States economy; or (ii) resulting from changes in the industries in which Seller or Purchaser, as the case may be, operates and not specifically relating to the Seller or Purchaser, as the case may be.

“Net Closing Date Working Capital” means the combined net book value of all current assets of the Company minus the combined net book value of all current liabilities of the Company as reflected in the Final Closing Date Balance Sheet each determined on an accrual basis in accordance with GAAP and SEC reporting requirements giving effect to accrued and deferred taxes related to the conversion from cash basis to accrual accounting (excluding any reserve for deferred Taxes, other than deferred Taxes if Purchaser chooses not to make a Code Section 338(h)(10) election related to the conversion from cash basis to accrual accounting, established to reflect timing differences between book and Tax income) and including an accrual for unpaid daily payroll and fringe liabilities up to the Closing Date, including an accrued liability for the January 1 holiday pay; the value of unbilled In-Process Engagements less the value of fixed fee percentage of completion deferred revenue liability; accruals for potential In-Process Engagement overruns and write-offs; and the accrual of fees and expenses related to this Agreement payable by the Company.

“Non-Competition Period” has the meaning specified in Section 6.11(a).

“Permits” means all permits, authorizations, approvals, registrations, licenses, certificates, variances, franchises, rights granted by or obtained from any Governmental Authority, as well as applications for any of the foregoing.

“Permitted Liens” means (i) Liens for or in respect of Taxes, impositions, assessments, fees, water and sewer rents and other governmental charges levied or assessed or imposed against the Real Property which are not yet due and payable or are being contested in good faith by appropriate proceedings, (ii) Liens, and rights to Liens, of mechanics, warehousemen, carriers, repairmen and others arising by operation of law and incurred in the ordinary course of business, securing obligations not yet delinquent or being contested in good faith by appropriate proceedings, and (iii) Liens identified on Schedule 1.1B.

“Person” means an individual, a corporation, a limited liability company, a partnership, an association, a trust or other entity or organization, including any Governmental Authority.

“Post-Closing Payment” has the meaning specified in Section 2.4.

“Practice” means the turnaround consulting services to distressed companies conducted by the Company prior to the Closing Date.

“Pre-Closing Clients” means those Persons to which the Company provided consulting services on or prior to the Closing Date pursuant to In-Process Engagements or Completed Engagements.

“Pre-Closing Litigation” means the litigation identified on Schedule 4.12.

“Pre-Closing Litigation Escrow” means the escrow account held by the Escrow Agent to fund Sellers’ indemnification obligations arising from the Pre-Closing Litigation Escrow.

“Pre-Closing Litigation Escrow Amount” has the meaning set forth in Section 2.2.

“Pre-Closing Tax Period” means (i) any Tax period ending on or before the close of business on the Closing Date and (ii) in the case of any Tax period which includes, but does not end on, the Closing Date, the portion of such period up to and including the Closing Date.

“Preliminary Closing Date Balance Sheet” has the meaning specified in Section 2.3(a).

“Proceeding” means any action, suit, demand, claim or legal, administrative, arbitration or other alternative dispute resolution proceeding, hearing, inquiry or investigation.

“Purchase Price” has the meaning specified in Section 2.2.

“Purchaser” has the meaning specified in the preamble.

“Purchaser Indemnified Party” means Purchaser, Purchaser’s Affiliates and their respective directors, officers, shareholders, attorneys, accountants, representatives, agents and employees, and their respective heirs, successors and assigns.

“Reference Balance Sheet” means the unaudited accrual basis balance sheet of the Company as of October 31, 2006 prepared in accordance with GAAP and set forth on Schedule 1.1C.

“Related Agreements” means the Senior Management Agreements and any other agreement or instrument that is to be entered into or delivered pursuant to this Agreement on or prior to the Closing Date.

“Required Consents” has the meaning specified in Section 3.5.

“Section 338 Forms” has the meaning specified in Section 6.6(a)(ii).

“Section 338(h)(10) Elections” has the meaning specified in Section 6.6(a)(i).

“Securities Act” means the United States Securities Act of 1933, as amended.

“Seller Indemnified Parties” means Sellers, Sellers’ Affiliates (other than the Company) and their respective directors, officers, shareholders, partners, attorneys, accountants, representatives, agents and employees, and their respective heirs, successors and assigns.

“Sellers” has the meaning specified in the preamble.

“Sellers’ Representative” has the meaning specified in Section 11.15.

“Senior Management Agreements” means the Senior Management Agreements to be executed and effective as of the Closing Date in the form mutually agreed to by the Purchaser and the applicable Seller.

“Shares” has the meaning specified in the recitals.

“Short Tax Period” has the meaning specified in Section 6.6(e).

“Short-Term Note” has the meaning specified in Section 2.2.

“Tax Claim” has the meaning specified in Section 6.6(f).

“Tax Returns” means any report, return, declaration or other filing required to be supplied to any Taxing Authority or Person with respect to Taxes, including any amendments to such reports, returns, declarations or other filings.

“Taxes” means all taxes however denominated imposed by any Governmental Authority or any agency or political subdivision of any such Governmental Authority, including all net income, alternative or add-on minimum taxes, gross income, gross receipts, sales, use, goods and services, ad valorem, earnings, franchise, profits, license, withholding (including all obligations to withhold or collect for Taxes imposed on others), payroll, employment, excise, severance, stamp, occupation, premium, property, excess profit or windfall profit taxes, custom duty, value added or other taxes, governmental fees or other like assessments or charges of any kind whatsoever, together with any interest and any penalties or additions to such Taxes.

“Taxing Authority” means the United States or any entity, body, instrumentality, division, bureau or department of any Governmental Authority, or any agent thereof, legally authorized to assess, lien, levy or otherwise collect, litigate or administer Taxes.

“Third Party Claim” has the meaning specified in Section 10.3(a).

“United States” and “U.S.” means the United States of America, its territories and possessions, any state of the United States and the District of Columbia.

1.2 Other Definitional Provisions. (a) All underscored references to Articles and Sections are references to Articles and Sections of this Agreement. All underscored references to Schedules are references to Schedules of the Disclosure Memorandum.

(b) Terms defined in the singular have a comparable meaning when used in the plural, and vice versa. The use of the masculine, feminine or neuter gender herein shall not limit any provision of this Agreement.

(c) The words “include,” “includes” and “including” are not limiting.

(d) The terms “dollars” and “$” mean U.S. dollars.

ARTICLE II

PURCHASE AND SALE

2.1 Purchase and Sale of Shares. Upon the terms and subject to the conditions of this Agreement, at the Closing, Sellers shall sell, transfer, convey, assign and deliver to Purchaser, and Purchaser shall purchase, acquire and accept from Sellers, all of Sellers’ right, title and interest in and to the Shares, free and clear of all Liens.

2.2 Purchase Price. Purchaser shall execute and deliver to Sellers at the Closing, a short term note (the “Short-Term Note”) dated the Closing Date, in a principal amount equal to $23,000,000 less the Company’s long-term debt and bank debt at Closing reflected on Schedule 4.8 (together with the Pre-Closing Litigation Escrow Amount, the “Initial Purchase Price”) as payment for the sale, transfer, conveyance, assignment and delivery of the Shares, subject to adjustment as set forth in Sections 2.3, 2.4, and 6.6(g). The Short-Term Note shall be payable in full on the second Business Day after the Closing Date and otherwise in the form mutually agreed to by Purchaser and the Company and shall be guaranteed by the Guarantor. In addition, on the Closing Date, Purchaser shall pay $2,000,000 (the “Pre-Closing Litigation Escrow Amount”) to the Escrow Agent to fund the Pre-Closing Litigation Escrow. The Initial Purchase Price, as adjusted pursuant to Sections 2.3, 2.4 and 6.6(g) is referred to herein as the “Purchase Price.”

2.3 Working Capital Adjustment. (a) Promptly following the Closing Date, but in any event within 90 days thereof, Purchaser shall deliver to Sellers a balance sheet for the Company as of the close of business on the Closing Date (the “Preliminary Closing Date Balance Sheet”). The Preliminary Closing Date Balance Sheet shall be prepared on an accrual balance in accordance with GAAP and SEC reporting requirements.

(b) Sellers shall have 30 days after delivery of the Preliminary Closing Date Balance Sheet by Purchaser to review the same, and to propose any adjustments thereto. All adjustments proposed by Sellers shall be set out in a written statement delivered to Purchaser (the “Adjustment Statement”) and shall be incorporated into the Preliminary Closing Date Balance Sheet, except for such proposed adjustments to which Purchaser objects within 15 days of delivery thereof to Purchaser. If Purchaser objects to the Adjustment Statement within said 15-day period (the adjustments to which Purchaser objects being referred to herein as the “Contested Adjustments”), Purchaser and Sellers shall make the appropriate adjustments to the Initial Purchase Price (in accordance with Section 2.3(c)) with respect to any uncontested adjustments and shall use reasonable efforts to resolve their dispute regarding the Contested Adjustments. If a final resolution thereof is not reached within ten Business Days of Sellers’ receipt of Purchaser’s objections thereto, Purchaser and Sellers shall make the appropriate adjustments to the Initial Purchase Price (in accordance with Section 2.3(c)) with respect to any Contested Adjustments which are no longer in dispute and either Purchaser or Sellers shall thereafter be entitled to refer any remaining disputes to a nationally recognized accounting firm acceptable to Purchaser and Sellers or in the absence of agreement on the accounting firm, to Ernst & Young LLP (the “Independent Accounting Firm”). If an Independent Accounting Firm is retained, each of Purchaser and Sellers shall submit to the Independent Accounting Firm not later than ten Business Days after its appointment, a written statement summarizing its position on the Contested Adjustments, together with such supporting documentation as it deems necessary or as may be requested by the Independent Accounting Firm. The Independent Accounting Firm shall be instructed to render its decision as to the Contested Adjustments based on the terms of this Agreement within 30 days of receipt of the written statements of Purchaser and Sellers. The decision of the Independent Accounting Firm as to the Contested Adjustments shall be final and binding on, and shall not be subject to appeal by Purchaser or Sellers. The Preliminary Closing Date Balance Sheet shall be revised as necessary to reflect the decision of the Independent Accounting Firm, and the other modifications thereto previously agreed by Purchaser and Sellers (the Preliminary Closing Date Balance Sheet, as so adjusted, being referred to herein as the “Final Closing Date Balance Sheet”). The fees and expenses of the Independent Accounting Firm shall be shared equally by Purchaser, on the on hand, and Sellers, on the other hand.

(c) The Initial Purchase Price shall be (i) increased on a dollar-for-dollar basis by the amount, if any, that the Net Closing Date Working Capital reflected on the Final Closing Date Balance Sheet exceeds the Base Working Capital Amount or (ii) decreased on a dollar-for-dollar basis by the amount, if any, that the Net Closing Date Working Capital reflected on the Final Closing Date Balance Sheet is less than the Base Working Capital Amount. Purchaser agrees to pay Sellers the amount of any excess determined in accordance with clause (i) above, if any, and Sellers agree to pay Purchaser the amount of any deficiency determined in accordance with clause (ii) above, if any, in each case, within three Business Days after the Final Closing Date Balance Sheet is finally determined in accordance with Section 2.3(b). Said amount shall be paid with interest at a rate equal to the prime rate as published from time to time by Bank of America in the Wall Street Journal from (and including) the Closing Date through (but excluding) the date of payment, by means of a wire transfer of immediately available funds to such bank account designated in writing by Purchaser or Sellers, as the case may be, on or prior to the date which is no later than two Business Days prior to the date on which such payment is due.

2.4 Post-Closing Payment. As additional consideration for the sale of the Shares by Sellers to Purchaser, Purchaser shall pay to Sellers (in proportion to their respective ownership percentage in the Company) a contingent payment of five percent (5%) of the

Combined Revenues during the period from the Closing Date to the first anniversary of the Closing Date, up to a maximum of $2,000,000 (the “Post-Closing Payment”). The Post-Closing Payment shall be payable by Purchaser to Sellers within thirty days after the first anniversary of the Closing Date.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF SELLERS

Except as disclosed in the disclosure memorandum (the “Disclosure Memorandum”) delivered at or prior to the date of this Agreement (it being understood that each schedule of the Disclosure Memorandum shall list all items applicable to such schedule), each Seller represents and warrants to Purchaser as follows:

3.1 Ownership of Shares. Such Seller is the owner, beneficially and of record, of the number of Shares set forth opposite such Seller’s name on Schedule 3.1, free and clear of any and all Liens.

3.2 Authorization. Such Seller has the requisite right, power and legal capacity to execute, deliver and perform this Agreement and his Related Agreements and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance of this Agreement and the Related Agreements by such Seller and the consummation by such Seller of the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary corporate, trust or other action (if any) of such Seller, and no additional authorization on the part of such Seller is necessary in connection with the execution, delivery and performance by such Seller of this Agreement or his Related Agreements.

3.3 Binding Effect. This Agreement has been duly executed and delivered by such Seller and, assuming the due authorization, execution and delivery of this Agreement and the Related Agreements by the other Sellers and Purchaser, this Agreement is, and his Related Agreements will after the Closing be, legal, valid and binding obligations of such Seller, enforceable against such Seller in accordance with their respective terms, subject to the Enforceability Limitations.

3.4 No Violations. The execution, delivery and performance by such Seller of this Agreement and his Related Agreements and the consummation of the transactions contemplated by this Agreement and the Related Agreements do not and will not (a) subject to obtaining the Required Consents, conflict with, or result in the breach of, or constitute a default under, or permit or result in the termination, cancellation or acceleration (whether after the giving of notice or the lapse of time or both) of any right or obligation of such Seller under, or result in the creation of any Lien upon any of the assets of such Seller under, or result in or constitute a circumstance which, with or without notice or lapse of time or both, would constitute any of the forgoing under, any contract or agreement to which such Seller is a party or to which such Seller’s assets or properties is subject, or (b) subject to obtaining the Required Consents, violate or result in a breach of, or constitute a default under, any Law or Judgment applicable to such Seller or by which such Seller or any of his assets or properties is bound or affected, except, in the cases of clauses (a) and (b), for any conflict, breach, default, termination, cancellation, acceleration or violation which, individually or in the aggregate, would not reasonably be expected to materially impair such Seller’s ability to effect the Closing and to perform such Seller’s other obligations hereunder.

3.5 Consents and Approvals. Except as set forth on Schedule 3.5 (together with the Consents, notices and filings referred to in Schedules 3.5, 4.6 and 5.5, the “Required Consents”), no Consent is required to be obtained by such Seller from, and no notice or filing is required to be given by such Seller to, or made by such Seller with, any Governmental Authority or other Person in connection with the execution, delivery and performance by such Seller of this Agreement and his Related Agreements, other than in all cases where the failure to obtain such Consent or to give or make such notice or filing would not, individually or in the aggregate, reasonably be expected to materially impair such Seller’s ability to effect the Closing and to perform such Seller’s other obligations hereunder.

3.6 Litigation. There is no Proceeding pending or, to the knowledge of such Seller, threatened by or against such Seller (a) relating to the Practice or the Company (or any of its officers, directors, employees or agents in their capacity as such), (b) with respect to which there is a reasonable likelihood of a determination which, individually or in the aggregate, would materially hinder or impair the consummation of the transactions contemplated by this Agreement or (c) that seeks to enjoin or obtain damages in respect of the consummation of the transactions contemplated by this Agreement. Sellers have not received written notice from a third party asserting facts or circumstances which are reasonably likely to give rise to the initiation of a Proceeding against Sellers relating to the Practice or the Company.

3.7 Brokers and Finders. Except as set forth on Schedule 3.7, no investment banker, broker, finder or other intermediary (a) has been retained by, (b) is authorized to act on behalf of or (c) is entitled to any fee or commission from such Seller or the Company or any Affiliate of such Seller or the Company in connection with the transactions contemplated by this Agreement.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF

THE COMPANY AND SELLERS RELATING TO THE COMPANY

Except as disclosed in the Disclosure Memorandum (it being understood that each schedule of the Disclosure Memorandum shall list all items applicable to such schedule), Sellers and the Company jointly and severally represent and warrant to Purchaser as follows:

4.1 Organization. The Company is duly organized, validly existing and in good standing under the laws of the State of Delaware, with all requisite corporate power and authority to conduct its business as it is now being conducted and to own, lease and operate its properties where now conducted, owned, leased or operated. The Company is duly licensed or qualified to do business and is in good standing as a foreign corporation in each jurisdiction where such license or qualification is required to carry on its business as now conducted, except where the failure to be so qualified or licensed or in good standing, as the case may be, would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect. The jurisdictions in which the Company is licensed or qualified to do business as a foreign corporation is set forth on Schedule 4.1.

4.2 Capitalization. (a) The authorized capital stock of the Company consists of 10,000 Shares, of which 736 Shares are issued and outstanding. All of the issued and outstanding Shares (i) have been duly authorized and are validly issued, fully paid and nonassessable, (ii) are, and when issued were, free of preemptive rights and (iii) are held beneficially and of record by Sellers free and clear of all Liens. There are no Shares held in the treasury of the Company, and no Shares are currently reserved for issuance for any purpose or upon the occurrence of any event or condition.

(b) Except for the Shares and except as set forth on Schedule 4.2(b), there are no shares of capital stock or other securities (whether or not such securities have voting rights) of the Company issued or outstanding or any outstanding ownership, voting, economic or other interests in, or rights to participate in the management of, or receive information concerning, the Company. There are no outstanding or authorized purchase rights, subscriptions rights, options, warrants, calls, exchange rights, conversion rights, other rights or other contracts, agreements or commitments of any character (i) obligating any Seller or the Company or (ii) obligating any Seller or any of its Affiliates to cause the Company, in either case to issue, transfer or sell, or cause the issuance, transfer or sale of, or otherwise cause to become outstanding, any shares of capital stock or other securities (whether or not such securities have voting rights) of the Company. There are no outstanding or authorized stock appreciation, phantom stock, profit participation or similar rights with respect to the Company.

(c) Except as set forth on Schedule 4.2(c), there are no outstanding contractual obligations of any Seller or the Company which relate to the purchase, sale, issuance, repurchase, redemption, acquisition, transfer, disposition, holding or voting of any shares of capital stock or other securities of the Company or the management or operation of the Company. Except for Sellers’ rights as holders of Shares, no Person has any right to participate in, or receive any payment based on any amount relating to, the revenue, income, value or net worth of the Company or any component or portion thereof, or any increase or decrease in any of the foregoing.

(d) The endorsed certificates, stock powers or other instruments of transfer to be delivered by Sellers to Purchaser at the Closing will be sufficient to transfer Sellers’ entire right, title and interest, legal and beneficial, in the Shares. Sellers have, and on the Closing Date will have, full power and authority to convey good and marketable title to all of the Shares, and upon transfer to Purchaser of the certificates representing such Shares, Purchaser will receive good and marketable title to such Shares, free and clear of all Liens.

4.3 No Subsidiaries. Except as set forth on Schedule 4.3, the Company has no direct or indirect subsidiaries, either wholly- or partially-owned, and the Company does not hold any direct or indirect economic, voting or management interest in any Person or directly or indirectly own any security issued by any Person, or any obligation, option, or right to acquire any interests, direct or indirect, in any Person.

4.4 Authorization. The transactions contemplated by this Agreement have been approved by all necessary corporate action of the Company. No additional authorization on the part of the Company or its stockholders is necessary in connection with the consummation of the transactions contemplated by this Agreement.

4.5 No Violations. This Agreement and the transactions contemplated hereby do not and will not (a) conflict with or violate any provision of the certificate of incorporation, bylaws or other organizational documents of the Company, (b) subject to obtaining the Required Consents, conflict with, or result in the breach of, or constitute a default under, or permit or result in the termination, cancellation or acceleration (whether after the giving of notice or the lapse of time or both) of any right or obligation of the Company under, or result in the creation of any Lien upon any of the assets of the Company under, or result in or constitute a circumstance which, with or without notice or lapse of time or both, would constitute any of the forgoing under, any Contract, or (c) subject to obtaining the Required Consents, violate or result in a breach of or constitute a default under, any Law or Judgment, except, in the cases of clauses (b) and (c), for any conflict, breach, default, termination, cancellation or acceleration which, individually or in the aggregate, would not reasonably be expected to result in a Material Adverse Effect.

4.6 Consents and Approvals. Except as set forth on Schedule 4.6, no Consent is required to be obtained by the Company from, and no notice or filing is required to be given by the Company to, or made by the Company with, any Governmental Authority or other Person in connection with the execution, delivery and performance by Sellers of this Agreement and the Related Agreements, other than in all cases where the failure to obtain such Consent or to give or make such notice or filing would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect.

4.7 Financial Statements; No Undisclosed Liabilities. (a) The Financial Statements are correct and complete and accurately reflect the cash receipts and cash disbursements of the Company, and are consistent with the books and records of the Company as at the respective dates of, and for the periods referred to in, the Financial Statements, applied consistently throughout the periods to which they relate.

(b) There are no Liabilities of the Company, except for Liabilities (i) reflected in the Reference Balance Sheet, (ii) incurred in the ordinary course after the date of said balance sheet consistent with past practice and reflected in the Net Closing Date Working Capital, (iii) arising under Contracts listed on Schedule 4.14; or (iv) described on Schedule 4.7(b).

4.8 Long-Term Indebtedness. Schedule 4.8 contains a true, complete and accurate list of all outstanding long-term indebtedness of the Company.

4.9 Absence of Material Change. Except as disclosed on Schedule 4.9 and except to the extent arising out of or relating to the transactions contemplated by this Agreement, since January 1, 2006, the Company has been operated in the ordinary course in a manner consistent with past practice and there has not been any change in the business or financial condition of the Company, in each case other than changes which, individually or in the aggregate, would not reasonably be expected to result in a Material Adverse Effect. Without limiting the foregoing, except as set forth on Schedule 4.9, since December 31, 2005, the Company has not:

(a) suffered a Material Adverse Effect;

(b) suffered any material damage, destruction or loss to any of its assets (whether or not covered by insurance);

(c) sold, transferred, conveyed, assigned or otherwise disposed of any of its material assets or rights, other than in the ordinary course of business;

(d) materially increased the compensation paid or benefits available to its employees;

(e) amended its certificate of organization, bylaws or other organizational documents;

(f) cancelled any debts or affirmatively waived any claims or rights of substantial value;

(g) made any changes to its accounting policies, principles or practices;

(h) made any Tax election or settled or compromised any federal, state or local Tax liability, or waived or extended any statute of limitation in respect of any Taxes; or

(i) in any other manner, modified or altered the fundamental nature of the Practice or the Company.

4.10 Compliance with Laws. Except as set forth on Schedule 4.10, the Company and the Practice are in compliance with all applicable Laws and Judgments in all material respects and neither the Company nor Sellers have received any notification from any Governmental Authority or other Person, alleging that the Practice is being conducted in violation of any applicable Law or seeking to restrict or impose material limitations on the operation of the Practice or the Company.

4.11 Permits. Schedule 4.11 sets forth each material Permit affecting, or relating to, the business and operations of the Company held by the Company. Except as set forth on Schedule 4.11, such Permits are valid and in full force and effect and the Company is not in default and to the knowledge of Sellers and the Company, no condition exists that with notice or lapse of time or both would constitute default under the Permits. To the knowledge of Sellers and the Company, none of such Permits will, assuming the related Required Consents have been obtained, be terminated, be impaired, become terminable or otherwise be affected as a result of the transactions contemplated by this Agreement. The Company has all Permits required to conduct its business as currently conducted and the Company has been operating its business pursuant to and in compliance with the terms of all such Permits in all material respects.

4.12 Litigation; Judgments. Except as set forth on Schedule 4.12, there are no Proceedings pending or, to the knowledge of Sellers and the Company, threatened, (a) involving the Practice or the Company (or any of its officers, directors, employees or agents in their capacity as such), (b) with respect to which there is a reasonable likelihood of a determination which, individually or in the aggregate, would materially hinder or impair the consummation of the transactions contemplated by this Agreement or (c) that seeks to enjoin or obtain damages in respect of the consummation of the transactions contemplated by this Agreement. Except as set forth on Schedule 4.12, Sellers have not received written notice from a third party asserting facts or circumstances which are reasonably likely to give rise to the initiation of a Proceeding against the Practice or the Company. Except as set forth on Schedule 4.12, the Company is not subject to any Judgment, and the Company has not entered into any agreement to settle or compromise any Proceeding pending or threatened against it that has involved any obligation other than the payment of money for which the Company has no continuing obligation.

4.13 Engagements; Pre-Closing Clients. (a) Except as set forth in Schedule 4.13(a), to the knowledge of Sellers and the Company, since January 1, 2002, all services provided by the Company under the Completed Engagements and In-Process Engagements have in all material respects been in conformity with all applicable commitments and all express and implied warranties under the Completed Engagements and In-Process Engagements, and the Company has not been grossly negligent in the provision of any such services.

(b) Schedule 4.13(b) is a true, correct and complete list of the Pre-Closing Clients as of the date of this Agreement. At the Closing, Sellers shall deliver an updated Schedule 4.13(b) that will be a true, correct and complete list of the Pre-Closing Clients as of the Closing Date. Except as set forth on Schedule 4.13(b), to the knowledge of Sellers and the Company, since January 1, 2006 (a) there has been no material adverse change in the business relationship between the Company and any Pre-Closing Client set forth on Schedule 4.13(b), (b) there has been no material dispute between the Company and any Pre-Closing Client set forth on Schedule 4.13(b) and (c) no Pre-Closing Client has indicated its intention to terminate or cancel any In-Process Engagement or its relationship with the Company or to reduce the amount of business presently done with the Company, other than in the ordinary course. Since December 31, 2005 through the date of this Agreement, no Pre-Closing Client has reduced the level of business conducted with the Company, other than in the ordinary course.

4.14 Contracts. (a) Schedule 4.14 sets forth an accurate and complete list of all material Contracts of the following types to which the Company is a party or by which it is bound, or to which its assets are subject:

(i) any employment or other Contract of any kind with an employee, officer or member of the Company or any of their Affiliates, other than any such Contract identified in Schedule 4.20;

(ii) any loan agreement, credit facility or other similar Contract pursuant to which the Company has made or will make any loans or advances, or has or will incur debts or become a guarantor or surety or pledged its credit on behalf of or otherwise become responsible with respect to an undertaking by another Person (except for the negotiation or collection of negotiable instruments in transactions in the ordinary course);

(iii) any Contract involving a partnership, joint venture, or other cooperative undertaking;

(iv) any Contract involving any restriction with respect to the geographic area of operations or scope or type of business of the Company;

(v) any Contract involving the provision of consulting or other services by or on behalf of the Company, including all Contracts evidencing the In-Process Engagements;

(vi) all Contracts by which the Company licenses the Intellectual Property Rights of any other Person (other than shrink wrap software licenses) or by which the Company licenses its Intellectual Property Rights to another Person;

(vii) any Contract that requires the Company to obtain the consent of a third party upon the occurrence of a change of control or which gives a third party a right of termination upon the occurrence of a change of control;

(viii) any Contract pursuant to which the Company leases any material items of personal property;

(ix) any Contract with independent contractors;

(x) any Contract pursuant to which the Company leases any real property; and

(xi) any Contract not identified above which is material to the Company or which is not in the ordinary course of the Company’s business.

(b) The Company has delivered to Purchaser accurate and complete copies of each Contract set forth on Schedule 4.14. Each such Contract is a legal, valid, binding, obligation of the Company and, to the knowledge of Sellers and the Company, the other Persons party thereto and is enforceable in accordance with the terms thereof, subject to the Enforceability Limitations. To the knowledge of Sellers and the Company, (i) no party to any such Contract is in breach or default thereof and (ii) no event has occurred which, with notice or lapse of time, would constitute a breach or default, or permit termination, modification or acceleration under any such Contract, except as set forth in Schedule 4.14.

4.15 Properties. (a) The Company does not own any real property. The Company does not lease any real property other than pursuant to the real property leases listed on Schedule 4.14 in accordance with Section 4.14(a)(x).

(b) Schedule 4.15(b) includes a list as of December 31, 2005 of all material tangible personal property owned by the Company having an individual book value in excess of $4,000.

4.16 Title to Assets; Condition and Sufficiency of Assets. (a) The Company has good and valid title to, and is the lawful owner of, all of the assets reflected on the Reference Balance Sheet (other than assets disposed of in the ordinary course since the date of the Reference Balance Sheet), free and clear of any Lien other than Permitted Liens.

(b) The Company either owns, leases, licenses or otherwise has adequate rights to use all of the material assets, properties and rights currently used by the Company or held for use in connection with the Practice and all such assets, properties and rights are adequate to conduct such businesses in all material respects as currently conducted.

4.17 Intellectual Property Rights. (a) Schedule 4.17(a) sets forth a true, complete and correct list of all registered Intellectual Property Rights owned by the Company and the Company is the sole and exclusive owner, and where registered, the owner of record, in all patent, trademark and copyright offices, of all right, title and interest to such Intellectual Property Rights, free and clear of all Liens.

(b) The Company owns, or is validly licensed or otherwise has the enforceable right to use (without the payment of any license fee, royalty or similar charge), all Company Intellectual Property. All necessary registration, maintenance and renewal fees have been paid and all necessary documents have been filed for the purposes of maintaining the registered Company Intellectual Property.

(c) Except as set forth on Schedule 4.17(c), (i) to the knowledge of Sellers and the Company, the use of the Company Intellectual Property as currently used by the Company does not infringe, dilute, misappropriate or otherwise violate, in any material respect, the Intellectual Property Rights of any other Person, (ii) no Proceedings with respect to the Company Intellectual Property have been instituted or asserted against the Company and neither the Company nor Sellers have received a written notice (A) to the effect that the use by the Company of any Intellectual Property Rights, including the manufacture, sale, licensing or use of any of the products or services manufactured, sold, licensed or used by the Company, and the processes, methodologies and other Intellectual Property Rights employed by the Company, infringes, misappropriates, dilutes or otherwise violates the rights of another Person or (B) challenging the ownership rights of the Company to any Intellectual Property Rights or the validity or enforceability of any of the Company Intellectual Property and (iii) to the knowledge of Sellers and the Company, there is no unauthorized use, infringement, misappropriation, dilution or other violation or improper use of the Company Intellectual Property by any Person.

4.18 Taxes. (a) The Company is a small business corporation as defined in section 1361 of the Code and has had in effect for each taxable year that it has been in existence a valid election to be treated as a subchapter S corporation for federal income tax purposes under the Code and under the income Tax laws of each state in which the Company does business under which such an election is permitted or required, and the Company would not be liable for any Tax under section 1374 of the Code (or under any comparable provision of state law) if its assets were sold for their fair market value as of the Closing Date.

(b) All material Tax Returns required to be filed by or with respect to the Company have been timely filed and the information provided in such Tax Returns is true, complete and accurate in all material respects. All Taxes of the Company due and owing have been timely paid.

(c) Except as set forth in Schedule 4.18, no Tax Return has been audited by the IRS or any other Taxing Authority or if a Tax Return has been audited by the IRS or another Taxing Authority, such audit has been completed without the issuance of any notice of deficiency or similar notice of additional liability.

(d) There is no pending or, to the knowledge of Sellers and the Company, threatened action, audit, proceeding or investigation by any Taxing Authority with respect to the assessment or collection of Taxes of the Company.

(e) All Taxes which the Company is required by law to withhold or collect, including sales and use taxes, and amounts required to be withheld for Taxes of employees, have been duly withheld or collected and, to the extent required, have been paid over to the proper Taxing Authority or are held in separate bank accounts for such purpose.

(f) There are no Tax sharing, Tax indemnity, Tax allocation or similar agreements, arrangements or understandings with respect to Taxes in effect to which the Company is a party.

(g) The Company has not extended or waived the application of any statute of limitations of any jurisdiction regarding the assessment or collection of any Tax.

(h) The Company has not received any written notice from any Tax Authority in any jurisdiction in which the Company does not file a Tax Return that it may be subject to taxation by that jurisdiction.

(i) The Company has not entered into any closing agreement (as defined in section 7121 of the Code or any similar provision of any state, local or foreign Law) with any Taxing Authority relating to Taxes of the Company.

(j) The Company has never been a member of an affiliated group within the meaning of section 1504(a) of the Code (or any similar or analogous group defined under a similar or analogous state, local or foreign Law) other than an affiliated group the common parent of which is the Company.

(k) The Company has not engaged in a transaction that would be reportable by the Company pursuant to section 6111 of the Code.

4.19 Employee Matters. Schedule 4.19(a) sets forth an accurate list of the names and titles of all employees of the Company (the “Company Employees”) as of the date hereof. Except as set forth on Schedule 4.19(a), to the knowledge of Sellers and the Company, none of the Company Employees intends to terminate his or her employment with the Company within six months from the date hereof.

(a) The Company is not a party to, or bound by, any labor agreement, collective bargaining agreement, shop agreement, work rules or practices, or any other labor-related agreement or arrangement with any labor union, labor organization, trade union or works council, nor has any such entity made a pending demand for recognition or certification, and there are no representation or certification proceedings, or petitions seeking a representation proceeding, presently pending or threatened in writing to be brought or filed with the National Labor Relations Board or any other labor relations tribunal or authority. There are currently no actual or, to the knowledge of Sellers and the Company, threatened arbitrations, grievances, labor disputes, strikes, lockouts, slowdowns or work stoppages against or affecting the Company or any Subsidiary, nor has there been any of the foregoing during the three-year period before the date of this Agreement.

(b) The Company has and currently is conducting its business in full compliance with all Laws relating to employment and employment practices, terms and conditions of employment, wages and hours and non-discrimination in employment. To the knowledge of Sellers and the Company, there is currently no (i) notice of any unfair labor practice charge, complaint or other Proceeding pending or threatened before the National Labor Relations Board or any other Governmental Authority against the Company, (ii) notice of any complaints, grievances, arbitrations or other Proceedings, whether or not filed pursuant to a collective bargaining agreement, against the Company, (iii) notice of any charge, complaint or other Proceeding with respect to or relating to the Company pending before the Equal Employment Opportunity Commission or any other Governmental Authority responsible for the prevention of unlawful employment practices, (iv) notice of the intent of any Governmental Authority responsible for the enforcement of labor, employment, wages and hours of work, child labor, immigration, or occupational safety and health Laws to conduct an investigation with respect to or relating to them or notice that such investigation is in progress, (v) notice of any Proceedings against the Company relating to or concerning workers’ compensation, short-term disability, or long-term disability, or (vi) notice of any Proceeding pending or threatened in any forum by or on behalf of any Company Employee or former employee of the Company, any applicant for employment or classes of the foregoing alleging breach of any express or implied contract of employment, any applicable Law governing employment or the termination thereof or other discriminatory, wrongful or tortious conduct in connection with the employment relationship.

(c) There are no personnel manuals, handbooks, policies, rules or procedures applicable to Company Employees other than those set forth in Schedule 4.19(c), true and complete copies of which have been made available to Purchaser. The execution of this Agreement and the consummation of the transactions contemplated by this Agreement will not result in any breach or other violation of any employment agreement, consulting agreement or any other labor-related agreement to which the Company is a party or by which it is bound, or that pertains to any of the Company Employees.

4.20 Employee Benefit Plans. (a) Schedule 4.20 contains a list of each employee benefit plan, contract, program, policy or arrangement sponsored, maintained or contributed to by the Company or with respect to which the Company may have any liability (collectively, the “Company Benefit Plans”). An accurate and complete copy of each Company Benefit Plan and all Contracts related thereto, or the funding thereof, each as in effect on the date hereof, has been supplied to Purchaser. In the case of any Company Benefit Plan which is not in written form, Purchaser has been supplied with an accurate description of such Company Benefit Plan as in effect on the date hereof. A true and correct copy of the most recent annual report, actuarial report, accountant’s opinion of the plan’s financial statements, summary plan description and IRS determination letter (or, if applicable, IRS opinion letter) with respect to each Company Benefit Plan, to the extent applicable, has been supplied to Purchaser, and there have been no material changes in the financial condition in the respective plans from that stated in the annual reports and actuarial reports supplied.

(b) With respect to each Company Benefit Plan:

(i) each Company Benefit Plan complies and has been administered in form and in operation in all material respects in accordance with its terms and with all applicable requirements of Law, and to the knowledge of Sellers and the Company no event has occurred which could reasonably be expected to cause any such Company Benefit Plan to fail to comply with such requirements, and no notice has been issued by any Governmental Authority questioning or challenging such compliance;

(ii) since January 1, 2005, each Company Benefit Plan which is subject to section 409A of the Code has been administered in good faith compliance with section 409A and applicable guidance issued thereunder;

(iii) each Company Benefit Plan which is an employee pension benefit plan and which is intended to be qualified under Section 401(a) of the Code, is the subject of a favorable determination letter issued by the IRS with respect to the qualified status of such plan under section 401(a) of the Code and the tax-exempt status of any trust which forms a part of such plan under section 501(a) of the Code or, if such Company Benefit Plan is a pre-approved plan (within the meaning of Revenue Procedure 2005-66), the Company is entitled to rely on the opinion letter issued by the IRS to the sponsor of such pre-approved plan; all amendments to any such plan for which the remedial amendment period (within the meaning of section 401(b) of the Code and applicable regulations) has expired are covered by a favorable IRS determination letter (or, if applicable, opinion letter); and no event has occurred which will or could give rise to disqualification of any such plan under such sections;

(iv) there have been no non-exempt “prohibited transactions” (as described in section 406 of ERISA or section 4975 of the Code) with respect to any Company Benefit Plan and neither the Company nor Sellers has engaged in any non-exempt prohibited transaction;

(v) to the knowledge of Sellers and the Company, there have been no acts or omissions by any of Sellers or the Company or any other person which have given rise to or may reasonably be expected to give rise to interest, fines, penalties, taxes or related charges under section 502 of ERISA or Chapters 43, 47, 68 or 100 of the Code for which Sellers or the Company may reasonably be expected to be liable;

(vi) none of the payments contemplated by the Company Benefit Plans would, in the aggregate, whether alone or together with any other payments, constitute excess parachute payments (as defined in section 280G of the Code (without regard to subsection (b)(4) thereof));

(vii) there are no actions, suits or claims (other than routine claims for benefits) pending or to the knowledge of Sellers and the Company, threatened, involving any Company Benefit Plan or the assets thereof and no facts exist which could reasonably be expected to give rise to any such actions, suits or claims (other than routine claims for benefits;

(viii) none of the Company Benefit Plans is subject to Title IV of ERISA and none of the Company Benefit Plans is a multiemployer plan (as defined in section 3(37) of ERISA; and

(ix) the Company does not have any liability or contingent liability for providing, under any Company Benefit Plan or otherwise, any post-retirement medical or life insurance benefits, other than statutory liability for providing group health plan continuation coverage under Part 6 of Title I of ERISA and section 4980B of the Code or applicable state law.

4.21 Insurance. Schedule 4.21 sets forth an accurate and complete list of all policies of insurance owned or held by the Company, true and complete copies of which have been delivered to Purchaser. All such policies are in full force and effect, all premiums with respect thereto covering all periods up to and including the date hereof or Closing Date, as applicable, have been paid, and no notice of cancellation or termination has been received with respect to any such policy. To the knowledge of Sellers and the Company, such policies are sufficient to comply with all requirements of Law and of any Contract to which the Company is a party.

4.22 Affiliate Transactions. Except as set forth on Schedule 4.22, no Seller or any of their respective Affiliates is, or within the past 12 months has been, involved in any material business arrangement or relationship or Contract with the Company (other than employment arrangements or Contracts), and no Seller or any of their respective Affiliates owns any material asset, tangible or intangible, which is used in the business of the Company.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF PURCHASER

Except as disclosed in the Disclosure Memorandum (it being understood that each schedule of the Disclosure Memorandum shall list all items applicable to such schedule), Purchaser represents and warrants to Sellers as follows:

5.1 Organization. Purchaser is duly formed, validly existing and in good standing under the laws of the State of Delaware.

5.2 Authorization. Purchaser has the requisite power and authority to execute, deliver and perform this Agreement and its Related Agreements and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance of this Agreement and the Related Agreements and the consummation by Purchaser of the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary corporate action of Purchaser, and no additional authorization on the part of Purchaser or its stockholders is necessary in connection with the execution, delivery and performance by Purchaser of this Agreement or the Related Agreements.

5.3 Binding Effect. This Agreement has been, and on the Closing Date each of the Related Agreements to which Purchaser is a party will have been, duly executed and delivered by Purchaser and, assuming the due authorization, execution and delivery of this Agreement and the Related Agreements by Sellers, this Agreement is, and each Related Agreement will after the Closing be, legal, valid and binding obligations of Purchaser, enforceable against Purchaser in accordance with their respective terms, subject to the Enforceability Limitations.

5.4 No Violations. The execution, delivery and performance by Purchaser of this Agreement and the Related Agreements and the consummation of the transactions contemplated by this Agreement and the Related Agreements do not and will not (a) conflict with or violate any provision of the certificate of incorporation, bylaws or other organizational documents of Purchaser, (b) subject to obtaining the Required Consents, conflict with, or result in the breach of, or constitute a default under, or permit or result in the termination, cancellation or acceleration (whether after the giving of notice or the lapse of time or both) of any right or obligation of Purchaser under, or result in the creation of any Lien upon any of the assets of Purchaser under, or result in or constitute a circumstance which, with or without notice or lapse of time or both, would constitute any of the foregoing under, any contract or agreement to which Purchaser is a party or to which or any of its assets of properties is subject or (c) subject to obtaining the Required Consents, violate or result in a breach of, or constitute a default under, any Law or Judgment applicable to Purchaser or by which Purchaser or any of its assets or properties is bound or affected, except, in the cases of clauses (b) and (c), for any conflict, breach, default, termination, cancellation, acceleration or violation which, individually or in the aggregate, would not reasonably be expected to materially impair Purchaser’s ability to effect the Closing and to perform Purchaser’s other obligations hereunder.

5.5 Consents and Approvals. Except as set forth on Schedule 5.5, no Consent is required to be obtained by Purchaser from, and no notice or filing is required to be given by Purchaser to, or made by Purchaser with, any Governmental Authority or other Person in connection with the execution, delivery and performance by Purchaser of this Agreement or the Related Agreements, other than in all cases where the failure to obtain such Consent or to give or make such notice or filing would not, individually or in the aggregate, reasonably be expected to materially impair Purchaser’s ability to effect the Closing and to perform Purchaser’s other obligations hereunder.

5.6 Litigation. There is no Proceeding pending or, to the knowledge of Purchaser, threatened against Purchaser (a) with respect to which there is a reasonable likelihood of a determination which, individually or in the aggregate, would materially hinder or impair the consummation of the transactions contemplated by this Agreement or (b) which seeks to enjoin or obtain damages in respect of the consummation of the transactions contemplated by this Agreement.

5.7 Brokers and Finders. Except as set forth on Schedule 5.7, there is no investment banker, broker, finder or other intermediary which (a) has been retained by, (b) is authorized to act on behalf of or (c) is entitled to any fee or commission from Purchaser or any Affiliate of Purchaser in connection with the transactions contemplated by this Agreement.

5.8 Investment Intent. Purchaser acknowledges that the Shares being purchased by Purchaser under this Agreement are not registered under the Securities Act or registered or qualified for sale under any state securities law and cannot be resold without registration under, or an exemption from, the Securities Act. Purchaser is acquiring the Shares for its own account for investment and not with a view toward the sale or distribution of the Shares. Purchaser has sufficient knowledge and experience in financial and business matters to enable it to evaluate the risks of investment in such Shares and has the ability to bear the economic risks of such investment.

ARTICLE VI

COVENANTS

6.1 Conduct of the Business Pending the Closing. During the period from the date of this Agreement through the Closing Date, except as otherwise contemplated by this Agreement or as Purchaser shall otherwise agree in writing in advance, the Company shall conduct the Practice in the ordinary and usual course of business in a manner consistent with past custom and practice, and shall use all commercially reasonable efforts to preserve intact its present business organization, to preserve the goodwill and relationships with clients and others having business dealings with the Practice or the Company, to perform in all material respects all of its obligations under the In-Process Engagements and Contracts, and to cause the Practice to comply in all material respects with all applicable Laws. Without limiting the foregoing, during the period from the date of this Agreement through the Closing Date, except with the consent of Purchaser, or as expressly contemplated hereby, the Company shall not take any action that would cause the representations and warranties set forth in Section 4.9 to be inaccurate in any material respect without modification of Schedule 4.9.

6.2 Access to Information. The Company shall permit Purchaser and its employees and representatives to have reasonable access to the books and records of the Company, during normal business hours and upon reasonable notice, except to the extent prohibited by law. Purchaser shall permit the Company and its employees and representatives to have reasonable access to the books and records of Purchaser, during normal business hours and upon reasonable notice, except to the extent prohibited by law

6.3 Updates to Schedules. At any time prior to two (2) Business Days before the Closing Date, the Sellers may supplement or amend the Disclosure Memorandum with respect to any matter arising after the date hereof that, if existing or occurring at or prior to the date of this Agreement, would have been required to be set forth or described in the Disclosure Memorandum or would have been necessary to make any information in any representation or warranty of the Sellers or the Company contained in this Agreement complete or correct as of the Closing Date. For purposes of determining the conditions precedent set forth in Section 7.2(b), no such amendment or supplement shall be given any effect whatsoever; for all other purposes, including Section 10.1, each such amendment or supplement shall be given effect.

6.4 Commercially Reasonable Efforts. (a) Each of the Company and Purchaser agrees to use reasonable commercial efforts to take, or cause to be taken, all action, and do or cause to be done, and to assist and cooperate with the other parties hereto in doing all things reasonably necessary, proper and advisable to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by this Agreement, including, without limitation, obtaining all Consents, including the Required Consents, from Governmental Authorities and other Persons required for the consummation of the transactions contemplated hereby, and the making of all necessary registrations and filings with, or to avoid the initiation of any Proceeding by, any Governmental Authority.

(b) Each of the Company and Purchaser agrees to consult with the other with respect to the obtaining of all Consents necessary or advisable to consummate the transactions contemplated hereby, and to keep the other parties apprised of the status of matters related to the completion of the transactions contemplated hereby.

(c) In the event any Proceeding is initiated by a Governmental Authority or other Person that questions the validity or legality of the transactions contemplated hereby or seeks to enjoin said transactions, the parties agree to cooperate in good faith and use commercially reasonable efforts to defend against such Proceeding, and if an injunction or other order is issued in any such Proceeding, to use commercially reasonable efforts to have such order or injunction lifted.

6.5 Public Announcements. Prior to the issuance of any press release or the making of any other public announcements by Purchaser or any of the Sellers, including any announcement to employees, Clients and referral sources, with respect to this Agreement or the transactions contemplated hereby (except to the respective directors and officers of the Company and the Purchaser), each of Purchaser and Sellers shall provide not less than two (2) Business Days prior notice and consult with the other party with respect to such press release or public announcement, and shall not issue any such press release or make any such public announcement prior to such consultation and written consent of such other party, except as required by law or regulation. Notwithstanding the foregoing, after the transactions contemplated hereby have been announced, Purchaser shall be entitled to respond to analysts questions in the ordinary course in a manner consistent with any previous disclosure made in accordance with this Section 6.5, and, make such public announcement, release or disclosure as is required by Law or the rules or regulations of a stock exchange.

6.6 Tax Matters. (a) Section 338(h)(10) Election. (i) At Purchaser’s sole discretion, each of the Sellers and Purchaser shall (A) join in making an election under section 338(h)(10) of the Code (and any required election corresponding to section 338(h)(10) of the Code under foreign, state, or local laws) with respect to the purchase of the Shares (the “Section 338(h)(10) Elections”); (B) provide to the other the necessary information to permit the Section 338(h)(10) Elections to be made; and (C) take all actions necessary and appropriate (including filing any necessary forms, returns, elections, schedules and other documents) as may be required to effect and preserve timely the Section 338(h)(10) Election in accordance with the provisions of Treas. Reg. §1.338(h)(10)-1 (or any provisions comparable to section 338(h)(10) of state or local Tax Law).

(ii) Purchaser shall be responsible for preparing drafts of all forms, attachments and schedules necessary to effectuate the Section 338(h)(10) Election (including IRS Forms 8023 and 8883 and any similar forms under applicable state or local income tax laws (the “Section 338 Forms”)). The Sellers shall execute and deliver to Purchaser IRS Form 8023 no later than ten days following the Closing Date.

(iii) The “aggregate deemed sales price” (as defined in Treas. Reg. §1.338-4) and the “adjusted grossed-up basis” (as defined in Treas. Reg. §1.338-5) shall be allocated among the assets of the Company and the non-competition agreement described in Section 6.11 in accordance with Treas. Reg. §1.338-6. The Purchaser and Seller shall agree to the portion of the Purchase Price allocated to the non-competition agreement no later than 90 days after Closing (the “Non-Compete Allocation”). No later than 90 days after Closing, Purchaser shall deliver to Sellers a schedule allocating the adjusted grossed-up basis among the assets of the Company and the non-competition agreement as described in Section 6.11 (the “Allocation Schedule”) which shall be attached hereto as Schedule 6.6(a)(iii), which shall be determined by applying the agreed Non-Compete Allocation. If Sellers dispute any item on the Allocation Schedule, Sellers and Purchaser shall cooperate in good faith to resolve any dispute. Should the parties fail to reach an agreement within 30 days after the Purchaser’s delivery of the Allocation Schedule, the determination of the allocation shall be made by an Independent Accounting Firm, whose decision shall be final and made within 90 days after the Closing Date. The Allocation Schedule shall be adjusted in accordance with the accounting firm’s resolution of the dispute. For the avoidance of doubt, Sellers and Purchaser shall not dispute and the Independent Accounting Firm shall not be permitted to change the portion of the Purchase Price allocated to the Non-Compete Allocation agreed to by the parties as described above. Sellers and Purchaser shall file the Section 338 Forms in accordance with the Allocation Schedule. The parties agree not to take any position inconsistent with the Allocation Schedule for Tax reporting purposes.

(b) Each Seller shall severally (in accordance with their percentage ownership of the Shares) and not jointly indemnify and hold harmless the Company and Purchaser, from and against (i) any liability for Taxes of the Company for the Pre-Closing Tax Period, (ii) any liability for Taxes of any Seller (for avoidance of doubt, each Seller shall only be responsible for its own liability for such Taxes), (iii) any inaccuracy or breach of any representation and warranty made by Sellers or the Company to Purchaser pursuant to Section 4.18 and (iv) the Taxes of any person (other than the Company) under Treasury Regulation §1.1502-6 (or any similar provision of state, local or foreign Law), as a transferee or successor, by contract, or otherwise, provided, however, that in the case of clauses (i), (ii), and (iii) above, Sellers shall be liable only to the extent that such Taxes exceed the amount, if any, reserved for such Taxes on the face of the Final Closing Date Balance Sheet and taken into account in determining the Working Capital Adjustment. The representations and warranties of Sellers and the Company contained in Section 4.18 shall survive until 90 days after the expiration of the statute of limitations applicable to the relevant Tax. For the avoidance of doubt, Sellers’ obligation to indemnify Purchaser pursuant to this Section 6.6(b) is not subject to any limitation on Sellers’ obligations to indemnify pursuant to Section 10.4 or any other provision of this Agreement. Notwithstanding the forgoing, Sellers shall have no obligation to indemnify the Company or the Purchaser for Damages relating to any loss of Tax benefits due to the invalidity of a section 338(h)(10) Election, except to the extent of any breach by a Seller of its obligations under Section 6.6(a).

(c) Sellers shall file or cause to be filed when due all Tax Returns of the Company due to be filed prior to the Closing Date. Sellers shall cause the Company to pay any and all Taxes required to be shown as due on such Tax Returns, except for such Taxes as may be contested by the Company in good faith and in appropriate proceedings.

(d) Purchaser will file or cause to be filed when due all federal, state and local income and franchise Tax Returns and other Tax Returns with respect to Company for taxable periods ending prior to the Closing Date, but which are not yet due as of the Closing Date.

Purchaser shall provide such Tax Returns to Sellers in a timely manner in order to enable Sellers to review and comment on such Tax Returns prior to the filing of such Tax Returns. Purchaser shall take into account any comments reasonably requested by Sellers with respect to such Tax Returns.

(e) Sellers shall file or cause to be filed when due all federal, state and local income and franchise Tax Returns and other Tax Returns with respect to the Company with respect to taxable periods ending on the Closing Date (the “Short Tax Period”). For the avoidance of doubt, the Tax Returns described in the preceding sentence shall include, without limitation, all final federal, state and local S corporation Tax Returns of the Company. Sellers shall prepare the necessary Tax Returns, in accordance with the Subchapter S requirements of the Code and in a manner consistent with the Tax Returns previously filed by the Company (but taking into account the effects of the Section 338(h)(10) Elections), and provide such information to Purchaser for review and approval, which Purchaser review shall be made in a timely manner to permit the Sellers to timely file the relevant Tax Returns and which Purchaser approval will not be unreasonably withheld. Such Tax Returns shall be filed by Sellers by the due date of such Tax Returns (taking into account any extensions). Sellers shall include any income, gain, loss, deduction or other Tax item reflected on such Tax Returns (including, without limitation any such items resulting from the Section 338(h)(10) Elections) on their individual Tax Returns to the extent required by applicable law.

(f) Procedures Relating to Indemnification of Tax Claims. Notwithstanding the provisions of Section 10.3 hereof, if, after the Closing Date, any Indemnified Party receives any notice, letter, correspondence, claim or decree relating to Taxes from any taxing authority (“Tax Notice”) and, upon receipt of such Tax Notice, believes it has suffered or potentially could suffer any Damages relating to Taxes, the Indemnified Party shall promptly deliver such Tax Notice to the Indemnifying Party; provided, however, that the failure of the Indemnified Party to provide the Tax Notice to the Indemnifying Party shall not affect the indemnification rights of Indemnified Party, except to the extent that the Indemnifying Party is prejudiced by the Indemnified Party’s failure to deliver such Tax Notice. Notwithstanding the provisions of Section 10.3, the Indemnifying Party shall have the right to handle, defend, conduct and control any Tax audit or other proceeding involving the Company that relates to such Tax Notice, but the Indemnified Party shall have the right to participate in such Tax audit or proceeding at its own expense. The Indemnifying Party shall also have the right to compromise or settle any such Tax audit or other proceeding that it has the authority to control pursuant to the preceding sentence subject to the Indemnified Party’s consent, which consent shall not be unreasonably withheld. If the Indemnifying Party fails within a reasonable time after notice to defend any such Tax Notice or the resulting audit or proceeding as provided herein, the Indemnifying Party shall be bound by the results obtained by the Indemnified Party in connection therewith.

(g) Additional Purchase Price for Certain Taxes. (i) Purchaser shall pay to each Seller, in cash, the amount of additional consideration necessary to cause each Seller’s after-Tax net proceeds from the sale of Company stock to be equal to the after-Tax net proceeds that each Seller would have received had the Section 338(h)(10) Election not been made, taking into account all applicable state, federal, and local Tax implications (the “Make-Whole Amount”). In computing the Make-Whole Amount with respect to any Seller (1) it shall be assumed that the only tax items of such Seller are those that arise (or would have arisen) as a result of the transactions (or deemed transactions) contemplated by this Agreement, (2) it shall be assumed that the highest marginal federal, state and local Tax rate shall apply as applicable to each Seller and (3) proper adjustments shall be made to reflect the parties’ agreement that Sellers shall bear all Taxes associated with the conversion from the cash to accrual method. Each Seller shall provide Purchaser notice with respect to any Make-Whole Amount at least 30 days prior to the due date of any relevant Tax Return for which such Indemnified Tax is claimed. Purchaser shall pay the Make-Whole Amount at least 15 days prior to the due date for Seller’s respective Tax Return.

(ii) Within 30 days after the Closing Date, the parties shall prepare a schedule (“Schedule 6.6(g)”) setting forth the parties’ estimate of each Seller’s Make-Whole Amount (the “Estimated Make-Whole Amount”). Pursuant to the procedures outlined in Section 6.6(g)(i), Purchaser shall cause any Make-Whole Amount resulting from the application of such procedures to be paid as and when provided in such section. Sellers and Purchaser agree to prepare their respective Tax Returns in a manner consistent with Schedule 6.6(g) and the determination of the Make-Whole Amount pursuant to Section 6.6(g)(i)(and, if there is an adjustment to such amount by an Independent Accounting Firm pursuant to this Section 6.6(g)(ii), consistent with that adjustment), and to not take any position inconsistent with Schedule 6.6(g) and any such determination (or, if applicable, adjustment). Subject to the next sentence, no additional Make-Whole Amount shall be payable unless there has been an audit or other inquiry described in Section 6.6(g)(iii), and a final determination of additional Indemnified Taxes owing in accordance with the procedures set forth in Section 6.6(g)(iii). Notwithstanding the foregoing, if at least 30 days prior to the time the Company is required to file its Tax Returns for the period that includes the Closing Date, either Sellers or Purchaser determine that a position inconsistent with the initial determination of the Make-Whole Amount pursuant to Section 6.6(g)(i) is required by law, and such position would result in an increase or decrease in the Make-Whole Amount previously paid to Sellers: (A) the party making such determination shall notify the other party no later than such time (failure to notify within such time shall result in a waiver of any right to an adjustment pursuant to this sentence) and the parties shall attempt in good faith to resolve the matter and agree to any revised Make-Whole Amount within ten days of such notice; (B) if the parties are unable to so agree within such time, they shall submit the matter to an Independent Accounting Firm, (1) that shall be instructed to determine the proper treatment of the item in question consistent with Schedule 6.6(g) and no later than five days prior to the due date for filing such Tax Return, (2) whose determination shall be final and binding on the parties, and (3) whose fees shall be borne equally by Sellers, on the one hand, and Purchaser, on the other, and (C) such Tax Return shall be prepared in a manner consistent with the determination by such Independent Accounting Firm. Any adjustment to the Make-Whole Amount shall be paid by Sellers (to the extent of a reduction in the Make-Whole Amount) or Purchaser (to the extent an increase in the Make-Whole Amount), as the case may be, no later than ten Business Days following the final determination thereof. Sellers shall use commercially reasonable efforts to minimize the amount of Make-Whole Payment required of Purchaser hereunder; provided; however, that Sellers shall not be required to incur material costs to minimize such Make-Whole Payment unless Purchaser has agreed to indemnify Sellers therefor.

(iii) Notwithstanding anything in this Section 6.6(g) to the contrary, no Make-Whole Amount shall be payable:

(A) to any extent if there is a Final Determination that the Company failed to qualify as a “small business corporation” as defined in section 1361 of the Code or failed to have in effect a valid election to be treated as an “S corporation” for federal income Tax purposes under the Code;

(B) with respect to a state or local income Tax of any Seller (with respect to its income pertaining to that Seller or its shares), if there is a Final Determination that the Company failed to qualify as a “small business corporation” as defined in provisions of such state or local income Tax Law comparable to section 1361 of the Code or failed to have in effect a valid election to be treated as an “S corporation” for such state or local income Tax purposes; and

(C) with respect to any Tax imposed by reason of section 1374 of the Code (or comparable provisions of state or local law).

(iv) If, after the Closing Date, any Seller receives any Tax Notice and, upon receipt of such Tax Notice, believes it has incurred or could incur any Additional Taxes, the Seller shall promptly deliver such Tax Notice to Purchaser provided, however, that the failure of a Seller to provide the Tax Notice to Purchaser shall not affect the indemnification rights of such Seller, pursuant to this Section 6.6(g), except to the extent that Purchaser is prejudiced by such Seller’s failure to deliver such Tax Notice. Notwithstanding any other provision of this Agreement, the Seller shall have the right to handle, defend, conduct and control any Tax audit or other proceeding that relates to the Additional Taxes, provided that Purchaser shall have the right to participate in any such Tax audit or proceeding at its own expense. The Seller also shall have the right to compromise and settle any such Tax audit or proceeding that he has authority to control pursuant to this Section 6.6(g), subject to Purchaser’s consent, which shall not be unreasonably withheld. If a Final Determination is made that a Seller owes or has a refund of Additional Taxes, any adjustment to the Make-Whole Amount shall be paid by Sellers (to the extent of a reduction in the Make-Whole Amount) or Purchaser (to the extent of an increase in the Make-Whole Amount) within 5 days following the date of the Final Determination. For purposes of this Section 6.6(g)(iii), a “Final Determination” shall have the meaning given to the term “determination” by Code Section 1313 and the Treasury Regulations thereunder with respect to United States federal Tax matters; and with respect to foreign, state and local Tax matters Final Determination shall mean any final settlement with a relevant Taxing authority that does not provide a right to appeal or any final decision by a court with respect to which no timely appeal is pending and as to which the time for filing such appeal has expired. For the avoidance of doubt, a Final Determination with respect to United States federal Tax matters shall include any formal or informal settlement entered with the Internal Revenue Service with respect to which the taxpayer has no right to appeal.

(v) If after the Closing Date, the Purchaser, Company or any affiliate thereof receives a Tax Notice and, upon receipt of such Tax Notice, believes that a Taxing Authority will or could challenge the validity of the Section 338(h)(10) Election, then Purchaser shall promptly deliver such Tax Notice to Sellers. Notwithstanding any provision in this Agreement to the contrary, Sellers shall have the right to handle, defend, conduct and control any Tax audit or other proceeding that relates to the validity of the Section 338(h)(10) Election, provided that Purchaser shall have the right to participate in any such audit or proceeding at its own expense. Sellers shall also have the right to compromise or settle any Tax audit or proceeding that is has the authority to control pursuant to the preceding sentence subject to Purchaser’s consent, which consent shall not be unreasonably withheld.

6.7 Professional Liability Insurance. Prior to the Closing Date, the Company shall obtain commitments for “tail insurance” for (i) professional liability insurance and (ii) insurance for service as directors and officers under Completed Engagements and In-Process Engagements, in each case providing coverage (a) with respect to periods prior to the Closing Date and providing for three years of coverage following the Closing Date; (b) in the amount of $10,000,000 for professional liability and $5,000,000 for directors and officers liability; (c) which names Purchaser and Sellers as additional beneficiaries thereof; and (d) contains such other terms and conditions that are reasonably satisfactory to Purchaser and Sellers. Purchaser shall pay the cost of the policy.

6.8 Employee Matters.

(a) From and after the Closing Date, Purchaser or an Affiliate of Purchaser shall employ the Company Employees who remain employed by the Company immediately prior to the Closing on terms and conditions of employment that apply to similarly situated employees of Purchaser or its Affiliates as determined by Purchaser or an Affiliate of Purchaser in its sole discretion, subject to such employer’s right to terminate the employment of any such Company Employee at any time. To the extent reasonably requested by Purchaser, the Company shall assist Purchaser to cause such Company Employees to accept employment with Purchaser or an Affiliate of Purchaser after the Closing Date. For purposes of this Section 6.8(a), “Company Employees” shall not include the Managing Directors.

(b) The Company Employees listed in Schedule 6.8(b) shall continue to be employed by the Company, Purchaser or an Affiliate of Purchaser for at least three (3) months following the Closing unless earlier terminated for cause and, as agreed to by the Company prior to the Closing, such Company Employees shall have the right to severance pay in the respective amounts listed in Schedule 6.8(b) upon termination of the applicable Company Employee’s employment with the Company, Purchaser or applicable Affiliate at the end of such period of employment (provided, that a transfer of employment from the Company to Purchaser or any Affiliate of Purchaser shall not be treated as a termination of employment for purposes of the payment of the severance payments). For the avoidance of doubt, no severance amounts shall be paid to or with respect to any Company Employee pursuant to this Section 6.8(b) if the Company Employee’s employment is terminated prior to the three (3) month anniversary of the Closing for any reason (other than termination by the Company for reasons other than for cause), including on account of voluntary resignation. In the event that after the Closing, the Company determines that such severance payments are not payable to any such Company Employees for any reason, the amount of such severance payments which is no longer payable to any such Company Employee shall be immediately payable by Purchaser to Sellers as additional consideration for the sale of the Shares. The amount of such severance payments shall be accrued as a liability on the Final Closing Date Balance Sheet.

(c) Each employee of the Company who is covered by an existing key man life insurance policy owned by the Company shall have the right to receive an assignment as soon as practicable of all of the Company’s rights in such policy and employee shall assume all premium obligations.

(d) Prior to and effective immediately prior to the Closing, the Company shall take all actions that it deems necessary or desirable to cause the Company’s 401(k) Plan to be terminated effective prior to the Closing. Prior to the Closing Date, the Company shall contribute to the Company’s 401(k) Plan all contributions for all periods ending prior to the Closing Date.

(e) Prior to the Closing Date, the Company shall make all premium payments and take all other actions necessary or desirable to keep in effect through January 31, 2007 the insurance policies and coverages relating to the Company Benefit Plans (other than the Company’s 401(k) Plan and to cause such plans to continue to cover the Company Employees through January 31, 2007 and such payments shall be reflected on the Final Closing Date Balance Sheet as prepaid assets. Notwithstanding the foregoing, prior to the Closing Date and effective no later than December 31, 2006, the Company shall take all actions necessary or desirable to terminate the Glass & Associates, Inc. Flexible Benefits Plan. The Company shall provide in a timely manner all required notices to any insurer and/or service provider with respect to the actions described in this paragraph 6.8(e).

(f) Prior to the Closing Date, the Company shall take all actions necessary or desirable to cause any employment or other Contract of any kind with an employee, officer or member of the Company or any of its Affiliates relating to such individual’s employment with or by the Company or any of its Affiliates to be terminated effective as of the Closing Date.

(g) Following the Closing Date, Purchaser shall, or shall cause the Company to, comply with the requirements of section 4980B of the Code (COBRA) and applicable regulations thereunder.

6.9 Interim Financial Statements. The Company shall provide to Purchaser as soon as practicable after the end of each calendar month prior to the Closing Date consolidated financial statements of the Company prepared on a basis consistent with the Company’s historic practice.

6.10 Resignation of Directors and Officers. The Company shall cause each officer and member of the Board of Directors of the Company, if so requested by Purchaser, to tender his or her resignation from such position effective as of the Closing. If so requested by Purchaser, the Company shall remove any employees as fiduciaries, trustees, or administrators of any Company Benefit Plan.

6.11 Non-Competition.

(a) Each Seller hereby agrees that, from and after the Closing Date until the fifth anniversary thereof (the “Non-Competition Period”), such Seller shall not, directly or indirectly:

(i) engage in, control, advise, manage, serve as a director, officer or employee of, act as a consultant to, receive any economic benefit from or exert any influence upon, any business which conducts activities competitive with the Practice; (ii) except on behalf of Purchaser and its Affiliates, solicit, divert or attempt to solicit or divert any Person who is, was or is or was solicited to become, a client of the Practice or the Company, or offer to provide or sell to any such Person, services which are similar to those provided by the Practice; or (iii) employ, solicit for employment or encourage to leave their employment with the Company or with Purchaser or its Affiliates any employee of the Company or of the restructuring business of Purchaser or its Affiliates. For avoidance of doubt, Ken Glass and Shaun Donnellan are not prohibited by this Section 6.11(a) from serving as directors or officers of businesses that do not conduct activities competitive with the Practice.

For purposes of this Section 6.11(a), the term “directly or indirectly” shall include acts or omissions as proprietor, partner, joint venturer, employer, salesman, agent, employee, officer, director, lender or consultant of, or owner of any interest in, any Person. Each Seller shall cause its Affiliates to comply with the restrictions of this Section 6.11(a). The restrictions imposed by Section 6.11(a)(i) shall not apply to the ownership of five percent (5%) or less of the outstanding securities of any Person whose securities are listed on a national securities exchange.

(b) In the event of actual or threatened breach of the provisions of this Section 6.11 by a Seller, Purchaser, in addition to any other remedies available to it for such breach or threatened breach, including the recovery of damages, shall be entitled to an injunction restraining Sellers or their Affiliates from such conduct.

(c) If Purchaser or an Affiliate of Purchaser terminates a Seller’s employment other than for Cause (as defined in such Seller’s Senior Management Agreement) or if a Seller terminates his or her employment with Purchaser or an Affiliate of Purchaser for Good Reason (as defined in such Seller’s Senior Management Agreement), (a) Section 6.11(a)(i), but only to the extent related to Pre-Closing Clients, shall automatically terminate with respect to such Seller and (b) Sections 6.11(a)(ii) and (iii) shall continue in full force and effect with respect to such Seller until the later of (i) the Non-Competition Period or (ii) the second anniversary of the later of (A) the date such Seller’s employment with the Company or an Affiliate of the Company is terminated and (B) the last day of the period in respect of which severance is payable to such Seller.

(d) If at any time any of the provisions of this Section 6.11 shall be determined to be invalid or unenforceable by reason of being vague or unreasonable as to duration, area, scope of activity or otherwise, then this Section 6.11 shall be considered divisible (with the other provisions to remain in full force and effect) and the invalid or unenforceable provisions shall become and be deemed to be immediately amended to include only such time, area, scope of activity and other restrictions, as shall be determined to be reasonable and enforceable by the court or other body having jurisdiction over the matter, and each Seller expressly agrees that this Section 6.11, as so amended, shall be valid and binding as though any invalid or unenforceable provision had not been included herein.

6.12 Repayment of Indebtedness. On or prior to the Closing Date, Sellers shall repay and terminate, or shall cause the Company to repay and terminate, all outstanding indebtedness listed on Schedule 4.8, and in connection therewith, the Company shall have received and provided to Purchaser pay off letters executed by lenders of such indebtedness, evidencing that, upon repayment of the outstanding indebtedness, all security interests in collateral securing indebtedness thereunder shall have been released. Purchaser acknowledges that the indebtedness may be repaid at Closing with proceeds of the Initial Purchase Price.

6.13 Financial Information Cooperation. From and after the date hereof, Sellers shall, and shall cause the Company to, cooperate with Purchaser in the preparation, review and audit of historical financial statements of the Company and other financial information regarding the Practice and the Company that are required to be included in the financial reports and other public disclosures of Purchaser pursuant to Regulations S-X and S-K promulgated under the Securities Act and the Securities Exchange Act of 1934, as amended, in connection with the transaction contemplated hereby. Such cooperation shall include the execution and delivery by the Company and certain Sellers of a customary representation letter to the accounting firm responsible for reviewing and auditing such financial statements. The accounting firm responsible for the review and audit of such financial statements shall be selected by Purchaser. All costs and expenses incurred in connection with the preparation, review and audit of such information shall be paid by Purchaser.

6.14 Exclusivity. During the period beginning the date hereof and ending on the first to occur of (a) the Closing and (b) the termination of this Agreement pursuant to Section 9.1, neither Sellers, the Company, nor any of their representatives shall, directly or indirectly, solicit inquiries or proposals from, or provide any confidential information to, or participate in any discussions or negotiations with, any Person (other than Purchaser and its representatives) concerning any merger, sale of assets not in the ordinary course of business, acquisition, business combination, change of control or other similar transaction involving the Company.

6.15 Guaranty. Guarantor hereby agrees to guarantee the payment and performance of Purchaser’s obligations under this Agreement.

6.16 Related Party Agreements. Prior to and effective immediately prior to the Closing, the Company shall take all actions that it deems necessary to terminate all agreements between the Company and the Sellers and their Affiliates other than those identified in Schedule 6.16.

ARTICLE VII

CONDITIONS TO CLOSING

7.1 General Conditions. The obligations of each party to this Agreement to consummate the transactions contemplated by this Agreement shall be subject to the satisfaction at or prior to the Closing of the following conditions:

(a) no order, statute, rule, regulation, executive order, injunction, stay, decree or restraining order shall have been enacted, entered, promulgated, enforced or threatened by any Governmental Authority that would prohibit the consummation of the transactions contemplated by this Agreement;

(b) there shall not be any Proceeding pending that seeks to enjoin or obtain damages in respect of the consummation of the transactions contemplated by this Agreement; and

(c) each of the Sellers shall have duly adopted this Agreement and executed this Agreement or a joinder in the form mutually agreed to by the Purchaser and the applicable Seller.

7.2 Additional Conditions to Obligations of Sellers. The obligation of Sellers to consummate the transactions contemplated by this Agreement shall be subject to the satisfaction or waiver at or prior to the Closing of each of the following conditions:

(a) Purchaser shall have performed and complied in all material respects with all agreements and covenants required to be performed and complied with by Purchaser under this Agreement at or prior to the Closing;

(b) the representations and warranties of Purchaser contained in this Agreement shall be true and correct at and as of the date of this Agreement and at and as of the Closing Date as though restated on and as of such date (except in the case of any representation or warranty that by its terms is made as of a date specified in such representation or warranty, in which case such representation or warranty shall be true and correct as of such date);

(c) Sellers shall have received from Purchaser a certificate signed by an appropriate officer of Purchaser as to Purchaser’s compliance with the conditions set forth in Sections 7.2(a) and (b);

(d) Sellers shall have received all of the payments and other agreements, documents, instruments and other items required to have been delivered by Purchaser in accordance with Section 8.3; and

(e) no event shall have occurred which could reasonably be expected to have a material adverse effect on the financial condition of Purchaser which is likely to adversely affect its ability to make the payments to Sellers contemplated hereunder or its ability to consummate the transaction contemplated hereby.

7.3 Conditions to Obligations of Purchaser. The obligation of Purchaser to consummate the transactions contemplated by this Agreement shall be subject to the satisfaction or waiver at or prior to the Closing of each of the following conditions:

(a) Sellers shall have performed and complied in all material respects with all agreements and covenants required to be performed and complied with by Sellers under this Agreement at or prior to the Closing;

(b) the representations and warranties of Sellers and the Company in this Agreement shall be true and correct at and as of the date of this Agreement and at and as of the Closing Date as though restated on and as of such date (except in the case of any representation or warranty that by its terms is made as of a date specified in such representation or warranty, in which case such representation or warranty shall be true and correct as of such date);

(c) Purchaser shall have received from Sellers a certificate signed by an appropriate officer of Sellers as to Sellers’s compliance with the conditions set forth in Sections 7.3(a) and (b);

(d) the Required Consents shall have been obtained in writing;

(e) the key Company Employees in a number that the Purchaser shall determine in good-faith are necessary to the Company’s Practice shall have accepted offers of employment with Purchaser or one of its Affiliates;

(f) Purchaser shall have received all of the agreements, documents, instruments and other items required to have been delivered by Sellers in accordance with Section 8.2; and

(g) from the date hereof until the Closing Date, there shall have been no Material Adverse Effect and no event shall have occurred which could reasonably be expected to have a Material Adverse Effect.

ARTICLE VIII

CLOSING

8.1 The Closing. Unless otherwise mutually agreed, the Closing, which shall be effective as of the close of business on the Closing Date, shall take place at 9:00 a.m., Chicago time, at the offices of Mayer, Brown, Rowe & Maw LLP, 71 South Wacker Drive, Chicago, Illinois 60606, on January 2, 2007 or such other date mutually acceptable to Purchaser and Sellers. The Closing, and all transactions to occur at the Closing, shall be deemed to take place at, and shall be effective as of, the opening of business on the Closing Date.

8.2 Sellers’ Closing Deliveries. At the Closing, Sellers shall deliver or cause to be delivered to Purchaser the following:

(a) stock certificates representing all of the Shares, endorsed in blank or accompanied by duly executed stock powers;

(b) a Senior Management Agreement with each of the Managing Directors, duly executed by each such Managing Director;

(c) the certificate contemplated by Section 7.3(c), duly executed by each Seller;

(d) the payoff letters and releases of security interests referred to in Section 6.12;

(e) a certificate of the secretary or an assistant secretary of any Seller that is not a natural person certifying resolutions of the board of directors (or equivalent) of such Seller, approving and authorizing the execution, delivery and performance by such Seller of this Agreement and its Related Agreements and the consummation by such Seller of the transactions contemplated hereby and thereby (together with an incumbency and signature certificate regarding the officer(s) signing on behalf of such Seller);

(f) a certificate of the secretary or an assistant secretary of the Company certifying resolutions of the board of directors of the Company, approving and authorizing the execution, delivery and performance by the Company of this Agreement and its Related Agreements and the consummation by the Company of the transactions contemplated hereby and thereby (together with an incumbency and signature certificate regarding the officer(s) signing on behalf of the Company);

(g) certificates dated as of a recent date from the Secretary of State of Delaware listing all charter documents of the Company then on file and certifying that the Company is in good standing under the Laws of Delaware and has paid all its franchise taxes;

(h) evidence, in form and substance reasonably satisfactory to Purchaser, that in accordance with Section 7.3(e), the key Company Employees in a number that the Purchaser shall determine in good-faith that are necessary to the Company’s Practice have accepted their offers of employment (or continued employment) with Purchaser or an Affiliate of Purchaser (including, after the Closing Date, the Company); and

(i) such other documents and instruments as may be required by any other provision of this Agreement or any Related Agreement or as may reasonably be required to consummate the transactions contemplated by this Agreement and the Related Agreements.

8.3 Purchaser’s Closing Deliveries. At the Closing, Purchaser shall deliver or cause to be delivered to Sellers the following:

(a) the Short-Term Note;

(b) the certificate contemplated by Section 7.2(c), duly executed by Purchaser;

(c) Senior Management Agreements with each of the Managing Directors, duly executed by Purchaser or an Affiliate of Purchaser;

(d) a certificate of the secretary or an assistant secretary of Purchaser certifying resolutions of the board of directors of Purchaser, approving and authorizing the execution, delivery and performance by Purchaser of this Agreement and its Related

Agreements and the consummation by Purchaser of the transactions contemplated hereby and thereby (together with an incumbency and signature certificate regarding the officer(s) signing on behalf of Purchaser); and

(e) such other documents and instruments as may be required by any other provision of this Agreement or any Related Agreement or as may reasonably be required to consummate the transactions contemplated by this Agreement and the Related Agreements.

ARTICLE IX

TERMINATION

9.1 Termination. This Agreement may be terminated and the transactions contemplated by this Agreement may be abandoned at any time prior to the Closing:

(a) by the mutual written agreement of Purchaser and Sellers;

(b) by either Purchaser or Sellers by giving written notice of such termination to the other party, if the Closing shall not have occurred by January 10, 2007; provided, however, that the right to terminate this Agreement under this Section 9.1(b) shall not be available to (i) Sellers if the failure of any Seller to fulfill any of its obligations under this Agreement caused the failure of the Closing to occur on or prior to such date or (ii) Purchaser if the failure of Purchaser to fulfill any of its obligations under this Agreement caused the failure of the Closing to occur on or prior to such date;

(c) by either Purchaser or Sellers if there shall be any Law or regulation that makes the consummation of the transactions contemplated by this Agreement illegal or otherwise prohibited or if consummation of the transactions contemplated by this Agreement would violate any nonappealable final Judgment of any Governmental Authority having competent jurisdiction;

(d) by Purchaser, if there shall have been a material breach of any representation, warranty, covenant or obligation of Sellers or the Company hereunder, and such breach shall not have been remedied within ten days after receipt by Sellers of a notice in writing from Purchaser specifying the breach and requesting such breach be remedied; or

(e) by Sellers, if there shall have been a material breach of any representation, warranty, covenant or obligation of Purchaser hereunder, and such breach shall not have been remedied within ten days after receipt by Purchaser of notice in writing from Sellers specifying the breach and requesting such breach be remedied.

In the event of termination by Sellers or Purchaser pursuant to this Section 9.1 (other than Section 9.1(a)), written notice thereof shall be given to the other party.

9.2 Effect of Termination. If this Agreement is terminated as permitted under Section 9.1, this Agreement shall become void and have no effect, without any obligation or liability to any party to this Agreement or to any Affiliate of any party to this Agreement, or their respective shareholders, directors, officers, employees, controlling Persons, agents, advisors, attorneys or representatives in respect hereof or of the transactions contemplated hereby, except for any liability resulting from such party’s willful or intentional material breach of this Agreement. Sections 6.5 (Public Announcements), 9.2 (Effect of Termination), 11.1 (Expenses), 11.8 (Applicable Law) and 11.13 (Waiver of Jury Trial) shall survive any termination of this Agreement pursuant to this Article IX.

ARTICLE X

INDEMNIFICATION

10.1 Indemnification by Sellers. From and after the Closing and subject to the provisions of this Article X (including the limitations set forth in Section 10.4), each Seller severally (in accordance with their percentage ownership of the Shares) and not jointly agrees to indemnify, hold harmless and defend each Purchaser Indemnified Party from and against any and all Proceedings, charges, complaints, decrees, claims and/or Liabilities, damages, penalties, Judgments, assessments, dues, Liens, fines, losses, amounts paid in settlement, costs and expenses, including reasonable attorneys’ fees, interest expense (including pre-judgment interest) and expenses and costs of investigation (collectively, “Damages”) in excess of the accrued amount on the Final Closing Date Balance Sheet in respect of such Damages, arising out of or relating to:

(a) any inaccuracy in or breach of any representation or warranty of Sellers or the Company contained in this Agreement; provided, however, that for purposes of calculating the amount of Damages in connection with a claim for indemnification under clause (i) above (as opposed to whether a breach occurred), all qualifications as to materiality contained in such representations and warranties shall be ignored;

(b) any breach of any covenant or agreement of Sellers or the Company, to the extent occurring prior to the Closing, contained in this Agreement;

(c) any Excluded Liabilities; or

(d) the Pre-Closing Litigation.

10.2 Indemnification by Purchaser. From and after the Closing and subject to the provisions of this Article X, Purchaser agrees to indemnify, hold harmless and defend each Sellers Indemnified Party from and against any and all claims and/or Damages arising out of or relating to:

(a) any inaccuracy in or breach of any representation or warranty of Purchaser contained in this Agreement; or

(b) any breach of any covenant or agreement of Purchaser contained in this Agreement.

10.3 Indemnification Process. The party or parties making a claim for indemnification under this Article X shall be, for the purposes of this Agreement, referred to as the “Indemnified Party” and the party or parties against whom such claims are asserted under this Article X shall be, for the purposes of this Agreement, referred to as the “Indemnifying Party.” If Sellers are the

Indemnifying Party, they may select a representative who shall be reasonably acceptable to Purchaser and whose status as representative shall not jeopardize attorney-client privilege with respect to such matters. All claims by any Indemnified Party under this Article X shall be asserted and resolved as follows:

(a) In the event that (i) any claim, demand or Proceeding is asserted or instituted by any Person other than the parties to this Agreement or their Affiliates that could give rise to Damages for which an Indemnifying Party could be liable to an Indemnified Party under this Agreement (such claim, demand or Proceeding, a “Third Party Claim”) or (ii) any Indemnified Party under this Agreement shall have a claim to be indemnified by any Indemnifying Party under this Agreement which does not involve a Third Party Claim (such claim, a “Direct Claim”), the Indemnified Party shall with reasonable promptness send to the Indemnifying Party a written notice specifying the nature of such Third Party Claim or Direct Claim and the amount or estimated amount thereof (which amount or estimated amount shall not be conclusive of the final amount, if any, of such Third Party Claim or Direct Claim)(a “Claim Notice”); provided, however, that a delay in notifying the Indemnifying Party shall not relieve the Indemnifying Party of its obligations under this Agreement except to the extent that (and only to the extent that) such failure shall have caused the Damages for which the Indemnifying Party is obligated to be greater than such Damages would have been had the Indemnified Party given the Indemnifying Party proper notice.

(b) In the event of a Third Party Claim, the Indemnifying Party shall be entitled to appoint counsel of the Indemnifying Party’s choice at the expense of the Indemnifying Party to represent the Indemnified Party and any others the Indemnifying Party may reasonably designate in connection with such Third Party Claim (in which case the Indemnifying Party shall not thereafter be responsible for the fees and expenses of any separate counsel retained by any Indemnified Party except as set forth below); provided, however, that such counsel is reasonably acceptable to the Indemnified Party. Notwithstanding an Indemnifying Party’s election to appoint counsel to represent an Indemnified Party in connection with a Third Party Claim, an Indemnified Party shall have the right to retain separate counsel to conduct the defense of such Third Party Claim, and, only in the case of clauses (i) and (iv) below (but not clauses (ii) and (iii) below), the Indemnifying Party shall bear the reasonable fees, costs and expenses of such separate counsel, if (i) the use of counsel chosen by the Indemnifying Party to represent the Indemnified Party would present such counsel with a conflict of interest, (ii) the Third Party Claim seeks an injunction or other equitable relief that would be binding on the Indemnified Party, (iii) an adverse determination with respect to the Third Party Claim could reasonably be expected to establish a material adverse precedent as to the limitations on liability set forth in the Completed Engagements or (iv) the Indemnifying Party shall not have employed counsel to represent the Indemnified Party within a reasonable time after notice of the institution of such Third Party Claim. If and to the extent reasonably requested by the Indemnifying Party, the Indemnified Party agrees to cooperate with the Indemnifying Party and its counsel in contesting any Third Party Claim that the Indemnifying Party defends or, if appropriate and related to the Third Party Claim, in making any counterclaim against the Person asserting the Third Party Claim, or any cross-complaint against any Person. No Third Party Claim may be settled or compromised (A) by the Indemnified Party without the prior written consent of the Indemnifying Party, which consent shall not be unreasonably withheld or delayed, or (B) by the Indemnifying Party without the prior written consent of the Indemnified Party, which consent shall not be unreasonably withheld or delayed. In the event that any Indemnified Party or Indemnifying Party settles or compromises or consents to the entry of any Judgment with respect to any Third Party Claim in violation of the preceding sentence, then such violating party shall pay and indemnify fully, hold harmless and defend the other party against any incremental or excess Damages under this Article X caused by or arising from such settlement, compromise or consent to the entry of Judgment in violation of the preceding sentence.

(c) In the event of a Direct Claim, the Indemnifying Party shall notify the Indemnified Party within 30 Business Days of receipt of a Claim Notice whether or not the Indemnifying Party disputes such claim. If the Indemnifying Party gives timely notice disputing any claim (a “Counter Notice”), the Indemnifying Party shall promptly pay to Indemnified Party all non-disputed amounts and the parties shall attempt in good faith to agree on resolution of the disputed amount. Any amount mutually agreed upon or awarded to the Indemnified Party under a final and non-appealable Judgment shall be paid by the Indemnifying Party within five Business Days following execution of such agreement or the entering of such Judgment, as applicable. If no Counter Notice is received by the Indemnified Party within the 30 Business Days, then the dollar amount of the Claim as set forth in the original notice shall be deemed established for purposes of this Agreement and, at the end of such 30-Business Day period, the Indemnifying Party shall make a payment to the Indemnified Party in the dollar amount claimed in the Indemnified Party’s notice.

(d) From and after the delivery of a Claim Notice relating to a Third Party Claim under this Agreement, at the reasonable request of the Indemnifying Party, each Indemnified Party shall grant the Indemnifying Party and its representatives all reasonable access to the books, records and properties of such Indemnified Party to the extent reasonably related to the matters to which the Third Party Claim relates. All such access shall be granted during normal business hours and shall be granted under conditions that will not unreasonably interfere with the business and operations of such Indemnified Party. The Indemnifying Party shall not, and shall require that its representatives do not, use (except in connection with such Third Party Claim) or disclose to any third Person other than the Indemnifying Party’s representatives (except as may be required by applicable Law or in connection with a Third Party Claim, in which case the Indemnifying Party will use its commercially reasonable efforts to obtain an appropriate protective order) any information obtained pursuant to this Section 10.3(d) which is designated as confidential by an Indemnified Party.

10.4 Limitations on Indemnity Payments.

(a) No claim for indemnification under Section 10.1(a) may be made by the Purchaser Indemnified Parties, and no payment in respect of a claim for indemnification shall be required from Sellers, unless and to the extent the aggregate amount of Damages which the Purchaser Indemnified Parties have incurred exceeds $250,000 (after crediting any insurance proceeds as contemplated in Section 10.7)(the “Basket”), after which Purchaser Indemnified Parties shall be fully indemnified, subject to Section 10.4(b), for all Damages in excess of the Basket; provided, however, that the Basket shall not apply to, and Purchaser Indemnified Parties shall be entitled to indemnification without regard to satisfaction of the Basket with respect to (i) claims for fraud or intentional breach with intent to deceive or (ii) claims for breach of the representations or warranties made in Sections 3.1, 3.2, 3.3, 3.7, 4.1, 4.2, 4.3 and 4.4, but any such Damages that are not subject to the Basket shall not be included for the purposes of determining whether the Basket has been exceeded with respect to other claims for indemnification under Section 10.1.

(b) The maximum aggregate amount of Damages against which the Purchaser Indemnified Parties shall be entitled to be indemnified under Section 10.1(a) and (c) with respect to all claims thereunder shall be $4,000,000; provided, however, that the Purchaser Indemnified Parties shall be entitled to indemnification without regard to the foregoing indemnification cap with respect to (i) claims for fraud or intentional breach with intent to deceive, (ii) claims for breach of the representations and warranties contained in Sections 3.1, 3.2, 3.3, 3.7, 4.1, 4.2, 4.3 and 4.4 or (iii) claims related to the matters reflected on Schedule 4.12.

(c) Notwithstanding anything to the contrary set forth in this Agreement, no Seller shall be liable to a Purchaser Indemnified Party for Damages resulting from (i) the breach by another Seller of the covenants and agreements of such other Seller contained in this Agreement, (ii) breach by another Seller of the representations and warranties contained in Article III.

(d) Notwithstanding anything to the contrary set forth in this Agreement, no Seller shall have liability in excess of his after Tax proceeds in absence of fraud or intentional breach with intent to deceive.

10.5 Offset Rights. Purchaser shall have the right to withhold or offset payments under this Agreement, including the Post-Closing Payment, against any payments that Sellers owe a Purchaser Indemnified Party under this Article X. Notwithstanding the foregoing, the withholding and offset rights set forth in this Section 10.5 shall in no way be deemed to limit or override Purchaser’s other remedies and rights under this Agreement or under applicable Law. For the avoidance of doubt, Purchaser shall have no right to withhold or offset amounts payable by Purchaser under the Short Term Note or under Section 6.6(g) of this Agreement.

10.6 Tax Indemnification. Notwithstanding anything to the contrary in this Article X, the respective indemnification obligations of the parties to this Agreement with respect to Tax matters (including any breach by the Company of the representations and warranties contained in Section 4.18) and the indemnification procedures with respect thereto shall be governed exclusively by Section 6.6.

10.7 Characterization of Indemnification Payments. Purchaser and Sellers agree to treat any payment made under this Article X as an adjustment to the Purchase Price. If, contrary to the intent of Purchaser and Sellers as expressed in the preceding sentence, any payment made pursuant to this Article X is treated as taxable income of an Indemnified Party, then the Indemnifying Party shall indemnify and hold harmless the Indemnified Party from any liability for Taxes attributable to the receipt of such payment.

10.8 Exclusive Remedy; Waivers. Purchaser and Sellers acknowledge and agree that their sole and exclusive remedy for monetary damages with respect to any and all claims relating to the subject matter of this Agreement shall be pursuant to the indemnification provisions set forth in this Article X and Section 6.6. Without in any way limiting the obligations of the Sellers under this Agreement, each Seller hereby expressly and irrevocably waives any right of contribution, subrogation, recoupment, counterclaim, set-off or indemnification that such Seller may have against the Company.

10.9 Collateral Sources. The amount of any Damages or Taxes for which indemnification is provided under this Article X or Section 6.6 shall be net of (i) in the case of Section 10.1, any accruals or reserves established on the Final Closing Date Balance Sheet with respect to the matters to which those Damages relate, (ii) any amounts recovered by the Indemnified Party pursuant to any indemnification by or indemnification agreement with any third party, (iii) any insurance proceeds or other cash receipts or sources of reimbursement received (each of the foregoing named clauses (i), (ii) and (iii) a “Collateral Source”) and (iv) an amount equal to any Tax benefits (net of Tax detriments) actually realized by the Purchaser, if any, attributable to such Damages.

10.10 Survival. The representations and warranties of the Company, Sellers and Purchaser contained in this Agreement shall survive the Closing for the applicable period set forth in this Section 10.10. Any and all claims for indemnification under this Article X arising out of the inaccuracy or breach of any representation or warranty of Sellers, the Company or Purchaser must be made prior to the termination of the applicable survival period, it being understood that in the event notice of any claim for indemnification under Section 10.1 or 10.2 shall have been given within the applicable survival period, the representations and warranties that are the subject of such indemnification claim shall survive until such time as such claim is finally resolved. All of the representations and warranties of the Company, Sellers and Purchaser contained in this Agreement and any and all claims and causes of action for indemnification under this Article X with respect thereto shall terminate eighteen months after the Closing Date; provided, however, that the representations and warranties contained in Sections 3.1, 3.2, 3.3, 3.7, 4.1, 4.2, 4.3, 4.4, 5.1, 5.2, 5.3 and 5.7 shall survive indefinitely after the Closing Date. Claims for indemnification under Section 10.1(c) to the extent that the underlying facts relate to a representation and warranty shall survive for the same period as the applicable representation and warranty.

ARTICLE XI

GENERAL PROVISIONS

11.1 Expenses. Except as otherwise provided in this Agreement, each party to this Agreement shall pay all costs and expenses incurred by it in connection with this Agreement and the transactions contemplated by this Agreement. The parties to this Agreement agree that all applicable excise, sales, transfer, documentary, filing, recordation and other similar Taxes, levies, fees and charges, if any (including all real estate transfer Taxes and conveyance and recording fees, if any), that may be imposed upon, or payable or collectible or incurred in connection with, this Agreement and the transactions contemplated by this Agreement shall be borne by the party on which such Taxes, levies, fees or charges are imposed by operation of law. Each party to this Agreement agrees to file all necessary documentation (including all Tax Returns) with respect to such Taxes in a timely manner.

11.2 Further Assurances. From time to time after the Closing and without further consideration, each of the parties, upon the request of the other party and at such other party’s expense, shall (a) execute and deliver such documents and instruments of conveyance and transfer as such other party may reasonably request in order to consummate more effectively the terms of this Agreement (including the purchase and sale of the Shares as contemplated by this Agreement and the vesting in Purchaser of title to the Shares transferred under this Agreement) and (b) take such actions and furnish such information as may be necessary for the operation, administration or winding up of the Company.

11.3 Amendment. This Agreement may not be amended except by an instrument in writing signed by Purchaser and Sellers.

11.4 Assignment. The Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns; provided that no assignment of any rights or obligations shall be made by Sellers without the consent of Purchaser or by Purchaser without the consent of Sellers, except that Purchaser may assign its rights hereunder without such consent to any of its Affiliates.

11.5 Waiver. Either Purchaser or Sellers may (a) extend the time for the performance of any of the obligations or other acts of the other, (b) waive any inaccuracies in the representations and warranties of the other (and in the case of Purchaser, waive any inaccuracies in the representations and warranties of the Company) contained in this Agreement or in any document delivered by the other pursuant to this Agreement or (c) waive compliance with any of the agreements, or satisfaction of any of the conditions, contained in this Agreement by the other (and in the case of Purchaser, waive compliance with any of the agreements, or satisfaction of any of the conditions, contained in this Agreement by the Company). Any agreement on the part of a party to this Agreement to any such extension or waiver shall be valid only if set forth in an instrument in writing signed by such party.

11.6 Notices. Any notices or other communications required or permitted under, or otherwise in connection with, this Agreement shall be in writing and shall be deemed to have been duly given when delivered in person or upon confirmation of receipt when transmitted by facsimile transmission or upon receipt after dispatch by registered or certified mail, postage prepaid, addressed as follows:

If to Sellers or the Company prior to the Closing:

Glass & Associates, Inc.

623 Fifth Avenue, 15th Floor

New York, New York 10020

Attention: John DiDonato

Facsimile: (212) 223-5477

and

Glass & Associates, Inc.

4571 Stephen Circle, NW

Ste 130

Canton, Ohio 44718

Attention: Shaun Donnellan

Facsimile: (330) 494-2420

With a copy to:

Kirkpatrick & Lockhart Nicholson Graham LLP 535 Smithfield Street Pittsburgh, Pennsylvania 15222 Attention: Robert P. Zinn Facsimile: (412) 355-6501

If to the Sellers’ Representative:

Shaun Donnellan 2731 Dunbarton Ave, NW Canton, Ohio 44708 Facsimile:

With a copy to:

Kirkpatrick & Lockhart Nicholson Graham LLP 535 Smithfield Street Pittsburgh, Pennsylvania 15222 Attention: Robert P. Zinn Facsimile: (412) 355-6501

If to Purchaser, Guarantor or to the Company after the Closing, to:

Huron Consulting Group Holdings LLC
550 W. Van Buren Street
Chicago, Illinois 60607
Attention: Chief Financial Officer
Facsimile: (312) 583-8752

With a copy to:

Mayer, Brown, Rowe & Maw LLP
71 South Wacker Drive
Chicago, Illinois 60606
Attention: David A. Carpenter
Robert J. Wild
Facsimile: (312) 701-7711

or such other address as the Person to whom notice is to be given has furnished in writing to the other party. A notice of change in address shall not be deemed to have been given until received by the addressee.

11.7 Headings and Schedules. The descriptive headings of the Articles and Sections of this Agreement are inserted for convenience only and do not constitute a part of this Agreement. The disclosure or inclusion of any matter or item on any Schedule of the Disclosure Memorandum shall not be deemed an acknowledgment or admission that any such matter or item is required to be disclosed or is material for purposes of the representations and warranties set forth in this Agreement.

11.8 Applicable Law. THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE INTERNAL LAWS OF THE STATE OF ILLINOIS, WITHOUT REGARD TO THE PRINCIPLES OF CONFLICTS OF LAWS THEREOF OR OF ANY OTHER JURISDICTION, AND THE OBLIGATIONS, RIGHTS AND REMEDIES OF THE PARTIES UNDER THIS AGREEMENT SHALL BE DETERMINED IN ACCORDANCE WITH SUCH LAWS.

11.9 No Third Party Rights. Except as specifically provided in Article X, this Agreement is intended to be solely for the benefit of the parties to this Agreement and is not intended to confer any benefits upon, or create any rights in favor of, any Person other than the parties to this Agreement.

11.10 Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute a single instrument.

11.11 Severability. If any provision of this Agreement shall be held invalid, illegal or unenforceable, the validity, legality or enforceability of the other provisions of this Agreement shall not be affected and there shall be deemed substituted for the provision or provisions at issue a valid, legal and enforceable provision as similar as possible to the provision at issue.

11.12 Entire Agreement. This Agreement (including the documents and instruments referred to in this Agreement) sets forth the entire understanding and agreement among the parties as to the matters covered in this Agreement and supersedes and replaces any prior understanding, agreement or statement of intent, in each case, written or oral, of any and every nature with respect to such understanding, agreement or statement.

11.13 Waiver of Jury Trial. Each party to this Agreement irrevocably waives the right to a trial by jury in connection with any matter arising out of this Agreement and, to the fullest extent permitted by applicable Law.

11.14 Fair Construction. This Agreement shall be deemed to be the joint work product of Purchaser and Sellers without regard to the identity of the draftsperson, and any rule of construction that a document shall be interpreted or construed against the drafting party shall not be applicable.

11.15 Sellers’ Representative.

(a) The Sellers, by virtue of their execution of this Agreement, hereby irrevocably appoint Shaun Donnellan, as their “Sellers’ Representative” for purposes of this Agreement and consent to the taking by the Sellers’ Representative of any and all actions and the making of any decisions required or permitted to be taken by them under this Agreement, including without limiting the generality of the foregoing, the right to receive and pay funds on behalf of each Seller, to waive, modify or amend any of the terms of this Agreement in any respect, whether or not material, and to settle indemnification claims or any disputed matters arising under this Agreement. By its execution below, the Sellers’ Representative hereby accepts its appointment as the Sellers’ Representative for purposes of this Agreement. Purchaser shall be entitled to deal exclusively with the Sellers’ Representative on all matters relating to this Agreement, except as otherwise instructed by the Sellers’ Representative.

(b) The Sellers’ Representative shall be authorized to take any action and to make and deliver any certificate, notice, consent or instrument required or permitted to be made or delivered under this Agreement (an “Instrument”) which the Sellers’ Representative determines in his discretion to be necessary, appropriate or desirable, and, in connection therewith, to hire or retain, at the sole expense of Sellers, such counsel, investment bankers, accountants, representatives and other professional advisors as he determines in his sole and absolute discretion to be necessary, advisable or appropriate in order to carry out and perform his rights and obligations hereunder. Any party receiving an Instrument from the Sellers’ Representative shall have the right to rely in good faith upon such certification, and to act in accordance with the Instrument without independent investigation.

(c) If the Sellers’ Representative shall die, become disabled or otherwise be unable to fulfill his responsibilities as agent of the Sellers, then the Sellers shall, within ten (10) days after such death or disability, appoint a successor representative. Any such successor shall become a “Sellers’ Representative” for purposes of this Agreement.

(d) The Sellers hereby forever release and discharge the Sellers’ Representative, legal counsel and accountants for the Sellers’ Representative (collectively, the “Released Party”) of and from any and all claims and demands of every kind and nature, known or unknown, suspected and unsuspected, disclosed and undisclosed, for damages actual and consequential, past, present and future, arising out of or in any way connected with the actions of the Released Party so long as the Released Party is acting within his, her or its capacity and the mandate of the sole of Sellers’ Representative as contemplated by this Agreement.

[Signature Page Follows]

Each of the parties to this Agreement has caused this Agreement to be executed as of the day and year first above written.

COMPANY:

GLASS & ASSOCIATES, INC.

By:	/s/ Shaun Donnellan
Name:	Shaun Donnellan
Title:	Chief Executive Officer

SELLERS:

Name:	John DiDonato

/s/ Shaun Donnellan
Name:	Shaun Donnellan

Name:	Dalton Edgecomb

Name:	Sanford Edlein

/s/ Kenneth Glass
Name:	Kenneth Glass

Name:	Shaun Martin

Name:	Anthony Wolf

SELLERS’ REPRESENTATIVE:

/s/ Shaun Donnellan
Name:	Shaun Donnellan

PURCHASER:

HURON CONSULTING GROUP HOLDINGS LLC

By:	/s/ Stanley N. Logan
Name:	Stanley N. Logan
Title:	Vice President

GUARANTOR:

HURON CONSULTING GROUP INC.

By:	/s/ Stanley N. Logan
Name:	Stanley N. Logan
Title:	Vice President

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